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Title of Each Class of Securities to be Registered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
5.250% Senior Notes Due 2022	$650,000,000	$88,660

(1)
Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Filed Pursuant to Rule 424(b)(5)
Reg. Statement No. 333-179854

PROSPECTUS SUPPLEMENT
(To Prospectus Dated March 1, 2012)

$650,000,000

Royal Caribbean Cruises Ltd.

5.250% Senior Notes Due 2022

         Royal Caribbean will issue $650,000,000 aggregate principal amount of its 5.250% Senior Notes due 2022 (the "Senior Notes"). The Senior Notes will mature on November 15, 2022 and will accrue interest from November 7, 2012. Interest will be paid semi-annually on May 15 and November 15 of each year, commencing May 15, 2013.

         We may redeem the Senior Notes in whole or in part at any time, or from time to time, at the redemption price described under the heading "Description of Senior Notes—Optional Redemption" in this prospectus supplement.

         The Senior Notes will constitute unsecured and unsubordinated indebtedness of Royal Caribbean Cruises Ltd. and will rank on parity with our other unsecured and unsubordinated indebtedness. See "Description of Senior Notes" in this prospectus supplement.

         Investing in the Senior Notes involves risks that are described in the "Risk Factors" section beginning on page S-16 of this prospectus supplement and in "Item 1A—Risk Factors" of our Annual Report on Form 10-K for the year ended December 31, 2011.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Senior Notes or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Senior Note	Total
Public Offering Price(1)	100.000%	$650,000,000
Underwriting Discount	1.500%	$9,750,000
Proceeds to the Company (before expenses)(1)	98.500%	$640,250,000

(1)
Plus accrued interest, if any, in each case, from November 7, 2012 if settlement occurs after that date.

         We expect that the Senior Notes will be ready for delivery only in book-entry form through the facilities of The Depository Trust Company for the accounts of its participants, including Euroclear Bank S.A./N.V., as operator of the Euroclear System, and Clearstream Banking, société anonyme, against payment in New York, New York on or about November 7, 2012.

Global Coordinators and Joint Physical Book-Running Managers

Citigroup	J.P. Morgan

Joint Book-Running Managers

BofA Merrill Lynch        Goldman,  Sachs & Co.        Morgan Stanley        RBS

Senior Co-Managers

BNP PARIBAS        DNB Markets        Scotiabank

Co-Managers

BB&T Capital Markets        Deutsche Bank Securities        Mitsubishi UFJ Securities        Mizuho Securities

Raymond James        SEB        SMBC Nikko        US Bancorp

The date of this prospectus supplement is November 2, 2012.

        This prospectus supplement, the accompanying prospectus and any free writing prospectus that we prepare or authorize contain and incorporate by reference information that you should consider when making your investment decision. We have not, and the underwriters have not, authorized any person to provide any information or represent anything about us other than what is contained or incorporated by reference in this prospectus supplement or the accompanying prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. None of the information on our websites referred to in this prospectus supplement or accompanying prospectus is incorporated by reference herein. We do not, and the underwriters and their affiliates and agents do not, take any responsibility for, and can provide no assurance as to the reliability of, information that others may provide you. We are not, and the underwriters and their affiliates and agents are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

        This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the Securities and Exchange Commission utilizing a "shelf" registration process. This prospectus supplement describes the specific details regarding this offering of Senior Notes. The accompanying prospectus provides more general information. To the extent information in this prospectus supplement is inconsistent with the accompanying prospectus or any of the earlier-dated documents incorporated by reference into this prospectus supplement and the accompanying prospectus, you should rely on this prospectus supplement. You should read both this prospectus supplement and the accompanying prospectus together with the additional information about us described under "Incorporation of Documents by Reference" and "Where You Can Find More Information."

 SUMMARY

        The following is a summary of the more detailed information appearing elsewhere or incorporated by reference in this prospectus supplement. It does not contain all of the information that may be important to you. You should read this prospectus supplement in its entirety and the documents incorporated herein by reference, especially the information discussed under the heading "Risk Factors" herein and in the documents incorporated by reference, before investing in the Senior Notes. As used in this prospectus supplement unless otherwise indicated or the context otherwise requires, the terms "Royal Caribbean," the "Company," "we," "our" and "us" refer to Royal Caribbean Cruises Ltd. and its subsidiaries and the terms "Royal Caribbean International," "Celebrity Cruises," "Pullmantur," "Azamara Club Cruises," "CDF Croisières de France," and "TUI Cruises" refer to our cruise brands. In accordance with cruise vacation industry practice, the term "berths" is determined based on double occupancy per cabin even though many cabins can accommodate three or more passengers. See "—Summary Financial and Other Data" for the definition of "EBITDA" and a reconciliation of EBITDA to net income.

        This prospectus supplement also includes trademarks, trade names and service marks of other companies. Use or display by us of other parties' trademarks, trade names or service marks is not intended to and does not imply a relationship with, or endorsement or sponsorship of us by, these other parties other than as described herein.

 Royal Caribbean Cruises Ltd.

        We are the world's second largest cruise company operating 41 ships in the cruise vacation industry across six brands with an aggregate capacity of approximately 98,500 berths as of October 15, 2012. Our global brands include Royal Caribbean International, Celebrity Cruises, and Azamara Club Cruises. These brands are complemented by our Pullmantur brand, which has been custom tailored to serve the cruise markets in Spain, Portugal and Latin America; our CDF Croisières de France brand, which provides us with a custom tailored product targeted at the French market; and our 50% joint venture TUI Cruises, which is specifically tailored for the German market. The operating results of all of our brands are included in our consolidated results of operations, except for TUI Cruises, which is accounted for under the equity method of accounting. See Note 1. General and Note 6. Other Assets to our consolidated financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2011, which is incorporated herein by reference.

        Our ships operate on a selection of worldwide itineraries that call on approximately 460 destinations on all seven continents. In addition to our headquarters in Miami, Florida, we have offices and a network of international representatives around the world which focus on our global guest sourcing.

        We compete principally on the basis of exceptional service provided by our crew, innovation and quality of ships, variety of itineraries, choice of destinations and price. We believe that our commitment to build state-of-the-art ships and to invest in the maintenance and revitalization of our fleet to, among other things, incorporate our latest signature innovations, allows us to continue to attract new and loyal repeat guests. We have also undertaken to expand globally and in 2012, we expect almost half of passenger ticket revenues to come from outside of the United States.

        We believe cruising continues to be a widely accepted vacation choice due to its inherent value, extensive itineraries and variety of shipboard and shoreside activities. In addition, we believe that our products appeal to a large consumer base and are not dependent on a single market or demographic.

        We earned EBITDA of $1.7 billion and net income of $607.4 million in 2011 on $7.5 billion in revenues, compared to 2010 EBITDA of $1.5 billion and net income of $515.7 million on $6.8 billion in revenues. Passenger ticket revenues and onboard and other revenues accounted for approximately 73% and 27%, respectively, of total revenues in 2011 and 2010. Passenger ticket revenues generated by sales originating in countries outside of the United States were approximately 49% and 45% of total passenger ticket revenues in 2011 and 2010, respectively. International guests have grown from approximately 871,000 in 2007 to approximately 2.2 million in 2011. We generated net cash flow from operating activities of $1.5 billion in 2011 and $1.7 billion in 2010.

        We generated EBITDA of $1.2 billion and net income of $411.1 million in the first nine months of 2012 on $5.9 billion in revenues, compared to EBITDA of $1.4 billion and net income of $570.9 million on $5.8 billion in revenues in the first nine months of 2011. Passenger ticket revenues and onboard and other revenues accounted for approximately 73% and 27%, respectively, of total revenues in the first nine months of 2012 and 74% and 26%, respectively, of total revenues in the first nine months of 2011.

        See "—Summary Financial and Other Data" for the definition of EBITDA and a reconciliation of EBITDA to net income.

Industry Overview

        Cruising is considered a well-established vacation sector in the North American market, a growing sector in the European market and a developing and promising sector in several other emerging markets. Industry data indicates that a significant portion of cruise guests carried are first-time cruisers. We believe this presents an opportunity for long-term growth and a potential for increased profitability.

        We estimate that the global cruise industry carried 20.2 million cruise guests in 2011 compared to 18.8 million cruise guests carried in 2010. We estimate that the global cruise fleet was served by approximately 417,000 berths on approximately 285 ships at the end of 2011. There are approximately 20 ships with an estimated 62,000 berths that are expected to be placed in service in the global cruise market between 2012 and 2016, although it is also possible that ships could be taken out of service during these periods. The majority of cruise guests have historically been sourced from North America and Europe.

North America

        Although the North American cruise market historically experienced significant growth, the compound annual growth rate in cruise guests for this market was approximately 3.2% from 2007 to 2011. This more limited growth is attributable in large part to the recent emphasis on international growth within the cruise industry. We estimate that North America was served by 138 ships with approximately 201,000 berths at the beginning of 2007 and by 143 ships with approximately 248,000 berths at the end of 2011. There are approximately 10 ships with an estimated 34,000 berths that are expected to be placed in service in the North American cruise market between 2012 and 2016.

Europe

        In Europe, cruising represents a smaller but growing sector of the vacation industry. It has experienced a compound annual growth rate in cruise guests of approximately 9.6% from 2007 to 2011 and we believe this market has continued growth potential. We estimate that Europe was served by 104 ships with approximately 100,000 berths at the beginning of 2007 and by 121 ships with approximately 155,000 berths at the end of 2011. There are approximately 10 ships with an estimated 28,000 berths that are expected to be placed in service in the European cruise market between 2012 and 2016.

Other Markets

        In addition to expected industry growth in North America and Europe as discussed above, we expect the Asia/Pacific region to demonstrate an even higher growth rate in the near term, although it will continue to represent a relatively small sector compared to North America and Europe.

Competition

        We compete with a number of cruise lines. Our principal competitors within the cruise industry are Carnival Corporation & plc, which owns, among others, Aida Cruises, Carnival Cruise Lines, Costa Cruises, Cunard Line, Holland America Line, Iberocruceros, P&O Cruises and Princess Cruises, Disney Cruise Line, MSC Cruises, Norwegian Cruise Line and Oceania Cruises. Cruise lines also compete with other vacation alternatives such as land-based resort hotels and sightseeing destinations for consumers' leisure time. Demand for such activities is influenced by political and general economic conditions. Companies within the vacation market are dependent on consumer discretionary spending.

Our Brands

Royal Caribbean International

        We currently operate 22 ships with an aggregate capacity of approximately 62,000 berths under our Royal Caribbean International brand, offering cruise itineraries that range from two to 18 nights. In addition, we have two ships on order for our Royal Caribbean International brand with an aggregate capacity of approximately 8,200 berths which are expected to enter service in the third quarter of 2014 and in the second quarter of 2015, respectively. Royal Caribbean International offers a variety of itineraries to destinations worldwide, including Alaska, Asia, Australia, the Bahamas, Bermuda, Canada, the Caribbean, Europe, the Middle East, the Panama Canal, South America, the South Pacific and New Zealand.

        Royal Caribbean International is positioned at the upper end of the contemporary segment of the cruise vacation industry. We believe that the quality of the Royal Caribbean International brand also enables it to attract guests from the premium segment. This allows Royal Caribbean International to achieve market coverage that is among the broadest of any of the major cruise brands in the cruise vacation industry.

        Royal Caribbean International's strategy is to attract an array of vacationing guests by providing a wide variety of itineraries and cruise lengths with multiple innovative options for onboard dining, entertainment and other onboard activities. Popular product innovations include surf simulators, an interactive water park called the H2O Zone™, "Royal Promenades" (boulevards with shopping, dining and entertainment venues), ice skating rinks and rock climbing walls.

Celebrity Cruises

        We currently operate 11 ships with an aggregate capacity of approximately 24,600 berths under our Celebrity Cruises brand, offering cruise itineraries that range from two to 18 nights.

        Celebrity Cruises is positioned within the premium segment of the cruise vacation industry. Celebrity Cruises delivers a modern luxury cruise vacation experience that appeals to experienced cruisers, resulting in a strong base of loyal repeat guests. The brand also appeals to vacationers who have not yet cruised who seek the high quality, service-focused and luxury experience the brand offers. Celebrity Cruises offers a global cruise experience by providing a variety of cruise lengths and itineraries to premium destinations throughout the world, including Alaska, Asia, Australia, Bermuda, Canada, the Caribbean, Europe, Hawaii, the Middle East, New Zealand, the Panama Canal and South America. Celebrity Cruises is also the only major cruise line to operate a ship in the Galapagos Islands, Celebrity Xpedition. Celebrity Xpedition has 96 berths and provides this unique experience on seven day cruises with pre-cruise tours in Ecuador.

        Celebrity Cruises' strategy is to deliver an intimate experience onboard upscale ships that offer luxurious accommodations, a high staff-to-guest ratio, fine dining, personalized service, extensive spa facilities and unique onboard activities and entertainment.

        Celebrity Cruises' fleet, dining, service and spa have been consistently recognized with numerous awards from consumer cruise travel polls, travel agents and travel industry publications.

Azamara Club Cruises

        We currently operate two ships with an aggregate capacity of approximately 1,400 berths under our Azamara Club Cruises brand, offering cruise itineraries that range from three to 18 nights. Azamara Club Cruises is designed to serve the up-market segments of the North American, United Kingdom, German and Australian markets.

        Azamara Club Cruises' strategy is to deliver distinctive destination experiences, featuring unique itineraries with more overnights and longer stays as well as in-depth tours allowing guests to truly experience the destination. Azamara Club Cruises' focus is to attract experienced travelers who enjoy cruising and who seek a more intimate onboard experience and a high level of service. Azamara Club Cruises sails in Asia, Northern and Western Europe, South America and the less-traveled islands of the Caribbean.

        Azamara Club Cruises offers a variety of onboard services, amenities and activities, including gaming facilities, fine dining, spa and wellness, butler service for suites, as well as interactive entertainment venues. Azamara Club Cruises also includes as part of the base price of the cruise certain complimentary onboard services, amenities and activities which are not normally included in the base price of other cruise lines, including wine with lunch and dinner, bottled water, soda, premium coffees and teas, gratuities for housekeeping and dining/bar staff, self-service laundry and shuttle buses for certain ports.

Pullmantur

        We currently operate three ships with an aggregate capacity of approximately 5,300 berths under our Pullmantur brand, offering cruise itineraries that range from four to 12 nights. The Company recently announced that the Monarch of the Seas will be redeployed from Royal Caribbean International to Pullmantur in April 2013.

        Pullmantur serves the contemporary segment of the Spanish, Portuguese and Latin American cruise markets. Pullmantur also has land-based tour operations and owns a 49% interest in an air business that operates four Boeing 747 aircrafts in support of its cruise and tour operations.

        Pullmantur's strategy is to attract cruise guests by providing a variety of cruising options and land-based travel packages. Pullmantur offers a range of cruise itineraries to Brazil, the Caribbean, Europe and the Middle East. Pullmantur offers a wide array of onboard activities and services to guests, including exercise facilities, swimming pools, beauty salons, gaming facilities, shopping, dining, certain complimentary beverages, and entertainment venues. Pullmantur's tour operations sell land-based travel packages to Spanish guests, including hotels and flights primarily to Caribbean resorts, and land-based tour packages to Europe aimed at Latin American guests.

CDF Croisières de France

        We currently operate one ship with a capacity of approximately 1,350 berths under our CDF Croisières de France brand. CDF Croisières de France serves the contemporary segment of the French cruise market by providing a brand custom-tailored for French cruise guests. CDF Croisières de France offers seasonal itineraries to the Mediterranean and a variety of onboard services, amenities and activities, including entertainment venues, exercise and spa facilities, fine dining, and gaming facilities.

TUI Cruises

        TUI Cruises is designed to serve the contemporary and premium segments of the German cruise market by offering a custom-tailored product for German guests. All onboard activities, services, shore excursions and menu offerings are designed to suit the preferences of this target market. TUI Cruises operates two ships, Mein Schiff I and Mein Schiff II, with an aggregate capacity of approximately 3,800 berths. In addition, TUI Cruises has two ships on order, each with a capacity of 2,500 berths, scheduled for delivery in the second quarter of 2014 and second quarter of 2015, respectively. TUI Cruises is a joint venture owned 50% by us and 50% by TUI AG, a German tourism and shipping company. TUI AG also owns 51% of TUI Travel, a German tourism company.

Our Operating Strategy

        Our principal operating strategies are to:

  •
  protect the health, safety and security of our guests and employees and protect the environment in which our vessels and organization operate,

  •
  strengthen and support our human capital in order to better serve our global guest base and grow our business,

  •
  further strengthen our consumer engagement in order to enhance our revenues while continuing to expand and diversify our guest mix through international guest sourcing,

  •
  manage the efficiency of our operating expenditures and ensure adequate cash and liquidity, with the overall goal of maximizing our return on invested capital and long-term shareholder value,

  •
  increase the awareness and market penetration of our brands throughout the world,

  •
  strategically invest in our existing fleet through the revitalization of existing ships and the transfer of key innovations across each brand, while expanding our fleet with the new state-of-the-art cruise ships recently delivered and on order,

  •
  capitalize on the portability and flexibility of our ships by deploying them into those markets and itineraries that provide opportunities to optimize returns, while continuing our focus on existing key markets, and

  •
  further enhance our technological capabilities to support ongoing operations and initiatives, and maintain strong relationships with travel agencies, the principal industry distribution channel, while enhancing our consumer outreach programs.

Health, safety, security and environmental policies

        We are committed to protecting the safety, environment and health of our guests, employees and others working on our behalf. We are also committed to protecting the marine environment in which our ships sail and the communities in which we operate by reducing/mitigating adverse environmental consequences and using resources efficiently. As part of this commitment, we have established a Safety, Environment and Health Department to oversee our maritime safety, global security, environmental stewardship and medical/public health activities. We also have a Maritime Advisory Board of experts as well as the Safety, Environment and Health Committee of our Board of Directors which oversees these important areas.

        Following the recent grounding of the Costa Concordia, we announced a review of safety and emergency response procedures across all of our brands to identify lessons learned and best practices to further protect the safety of all of our passengers and crew. This review is being overseen by the Safety, Environment and Health Committee of our Board of Directors and its Chairman,

Mr. William K. Reilly. Mr. Reilly was recently co-chair of the United States Government's "National Commission on the BP Deepwater Horizon Oil Spill and Offshore Drilling."

Strengthen and support our human capital

        Our employees, both shipboard and shoreside, are our most valuable resources. We strive to identify, hire, develop, motivate, and retain the best employees, with backgrounds and perspectives as diverse as our guest base. Attracting, engaging, and retaining key employees has been and will remain critical to our success.

        We continue our focus on providing our employees with a competitive compensation structure, development and other personal and professional growth opportunities in order to strengthen and support our human capital. We also seek to select, develop and retain the best leaders to lead the enterprise now and in the future. To that end, we pay special attention to identifying high performing potential leaders and develop deep bench strength so these leaders can assume leadership roles throughout the organization. We strive to maintain a work environment that reinforces collaboration, motivation and innovation, and believe that maintaining our vibrant and distinctive culture is critical to the growth of our business.

Strengthen our consumer engagement to enhance our revenues while expanding and diversifying our guest mix with a greater focus on international expansion

        We are focused on further strengthening our consumer engagement with the ultimate goal of increasing revenues and yields while continuing to diversify our guest mix. We increase revenues and yields through various programs prior to, during and after a cruise vacation aimed at increasing our ticket prices and occupancy. In 2012, we have continued to strategically invest in a number of potential revenue enhancing projects, including revitalizing several of our vessels, enhancing our customer loyalty programs, introducing new onboard revenue initiatives and implementing various information technology infrastructure investments which we believe will provide opportunities for increased ticket sales and onboard revenues.

        We sell and market our global brands, Royal Caribbean International, Celebrity Cruises and Azamara Club Cruises, to guests outside of North America through our offices in the United Kingdom, France, Germany, Norway, Italy, Spain, Singapore, China, Brazil, Australia and Mexico. We believe that having a local presence in these markets provides us with the ability to react more quickly to local market conditions and better understand our consumer base in each market. We further extend our geographic reach with a network of 39 independent international representatives located throughout the world covering 50 countries. Historically, our focus has been to primarily source guests for our global brands from North America. Over the last several years, we have continued to expand our focus on selling and marketing our cruise brands to countries outside of North America through fleet innovation and by responding to the itinerary preferences and cultural characteristics of our international guests. In the remainder of 2012, Royal Caribbean International will focus on the development of key markets in Asia, where we will seek to establish a leading position in the Chinese market. In 2012, Celebrity Cruises added product offerings in Australia and Asia.

        We are also focused on expanding our Pullmantur brand into Portugal and Latin America with particular emphasis in Brazil.

Improve cost efficiency, manage our operating expenditures and ensure adequate cash and liquidity

        We are committed to improving our cost efficiency and continue to implement cost containment initiatives, including a number of initiatives to reduce energy consumption and, by extension, fuel costs. These include the design of more fuel efficient ships as well as the implementation of more efficient hardware, including propulsion and cooling systems incorporating energy efficiencies. In addition, we are focused on maintaining a strong liquidity position, reducing our debt and improving our credit metrics. We are also continuing to pursue our long-term objective of returning our credit ratings to investment grade.

Brand awareness and market penetration

        We increase brand awareness and market penetration of our cruise brands in various ways, including by using communication strategies and marketing campaigns designed to emphasize the unique qualities of each brand and to broaden the awareness of the brand, especially among the target customer groups for the brand. Our marketing strategies include the use of traditional media, social media, websites (www.royalcaribbean.com, www.celebritycruises.com, www.azamaraclubcruises.com, www.pullmantur.es, www.cdfcroisieresdefrance.fr) and travel agencies. Our brands engage past and potential guests by collaborating with travel partners and through call centers, international offices and international representatives. In addition, Royal Caribbean International, Celebrity Cruises and Azamara Club Cruises retain repeat guests with exclusive benefits offered through their respective loyalty programs. The information on our websites is not incorporated into this prospectus supplement or the accompanying prospectus.

        We also increase brand awareness across all of our brands through travel agencies who generate the majority of our bookings. We are committed to further developing and strengthening this very important distribution channel by continuing to focus the travel agents on the unique qualities of each of our brands.

Fleet revitalization, maintenance and expansion

        We place a strong focus on product innovation, which we seek to achieve by introducing new concepts on our new ships and continuously making improvements to our existing fleet in a cost effective manner.

        Our revitalization and maintenance programs enable us to incorporate our latest signature innovations, maintain consistency across the fleet and allow us to benefit from economies of scale by leveraging our suppliers. Ensuring consistency across our fleet provides us with the flexibility to redeploy our ships among our brand portfolio. As part of these efforts:

  •
  In 2011, Royal Caribbean International initiated a vessel revitalization program in order to introduce some of the most popular features of the Oasis-class ships on certain Freedom-class, Radiance-class and Vision-class ships. Liberty of the Seas, Freedom of the Seas, Radiance of the Seas and Splendour of the Seas were revitalized in 2011 as part of this program. An additional five ships have been revitalized or are scheduled for revitalization in 2012.

  •
  In 2010, Celebrity Cruises began investing in the Millennium-class ships as Celebrity Constellation underwent a revitalization of its onboard amenities and public areas to incorporate certain Solstice-class features. In 2013, Celebrity Constellation will undergo a second revitalization to incorporate an additional 60 staterooms. In 2011 and the early part of 2012, Celebrity Infinity, Celebrity Summit and Celebrity Millennium added onboard amenities, public areas and 60 new staterooms.

        We are also committed to building state-of-the-art ships and currently have signed agreements for the construction of four new ships: two ships of a new generation of Royal Caribbean International cruise ships known as "Project Sunshine," which are scheduled to enter service in the third quarter of 2014 and in the second quarter of 2015, respectively and two ships of a new generation of TUI Cruises ships, which are scheduled to enter service in the second quarter of 2014 and in the second quarter of 2015, respectively. These additions are expected to increase our passenger capacity by approximately 13,200 berths by December 31, 2015.

        The table below sets forth information about the four new ships.

Ship	Expected to Enter Service	Approx. Berths	Committed Financing
Royal Caribbean International— Project Sunshine:
Unnamed	4th Quarter 2014	4,100	Financing for up to 80% of the contract price, 95% sovereign guarantee
Unnamed	2nd Quarter 2015	4,100	Financing for up to 80% of the contract price, 95% sovereign guarantee, with funding of 50% subject to syndication prior to delivery
TUI Cruises
Unnamed	2nd Quarter 2014	2,500	Financing for up to 80% of the contract price, 95% sovereign guarantee
Unnamed	2nd Quarter 2015	2,500	Financing for up to 80% of the contract price, 95% sovereign guarantee

        As of September 30, 2012, we anticipate overall capital expenditures (excluding TUI Cruises) will be approximately $1.3 billion for 2012, $600.0 million for 2013, $1.1 billion for 2014 and $1.0 billion for 2015. For the nine months ended September 30, 2012, we made capital expenditures of $429.3 million (excluding TUI Cruises).

Markets and itineraries

        In an effort to penetrate untapped markets, diversify our consumer base and respond to changing economic and geopolitical market conditions, we continue to seek opportunities to optimally deploy ships to new markets and itineraries throughout the world. The portability of our ships and our investment in infrastructure allows us to expand into new markets and helps us reduce our dependency on any one market by allowing us to create "home ports" around the world. In addition, it allows us to readily deploy our ships to meet demand within our existing cruise markets.

        Our ships offer a wide selection of itineraries that call on approximately 460 ports in 96 countries, spanning all seven continents. We are focused on obtaining the best possible long-term shareholder returns by operating in established markets while growing our presence in developing markets. New capacity allows us to expand into new markets and itineraries. Our brands have expanded their mix of itineraries while strengthening our ability to penetrate the Asian, Caribbean, European and Latin American markets further. We continuously attempt to place our vessels in those markets and itineraries where we are able to maximize our long-term profitability. In addition, in order to capitalize on the summer season in the Southern Hemisphere and mitigate the impact of the winter weather in the Northern Hemisphere, our brands have increased deployment to Australia and Latin America.

        We continue to focus on the acceleration of Royal Caribbean International's, Celebrity Cruises' and Azamara Club Cruises' strategic positioning as global cruise brands. During 2012, Royal Caribbean International has continued its international expansion by seasonally adding a second ship in Asia and a third ship in Australia, adding new departure ports in Southern Europe in order to target guests in key source markets in the region and increasing capacity in Northern Europe. The brand has also modified certain of its itineraries for 2012 due to continuing geopolitical unrest in Northern Africa and Greece.

        In October 2012, Celebrity Cruises introduced Celebrity Reflection, the fifth Solstice-class ship, which will offer sailings in Europe and the Caribbean. With this added capacity, Celebrity Cruises will continue to grow in Europe and broaden its mix of itineraries during the winter to include Australia and New Zealand, Hawaii, the Panama Canal and, for the first time in the brand's history, Asia, with longer cruises calling in ports in Southeast Asia, Indonesia, China and Japan. In 2012, Azamara Club Cruises' voyages will be sailing to 181 ports in 55 countries around the globe, with nearly 50% of its ports-of-call featuring late night stays or overnights.

        Also, Pullmantur and CDF Croisières de France will continue to offer itineraries in the Caribbean, Europe and South America, with particular emphasis in Brazil.

        In an effort to secure desirable berthing facilities for our ships, and to provide new or enhanced cruise destinations for our guests, we actively assist or invest in the development or enhancement of certain port facilities and infrastructure, including mixed-use commercial properties, located in strategic ports of call.

Enhance technological capabilities to support ongoing operations and initiatives

        The need to develop and use technology continues to be increasingly important, even as we manage through difficult economic times. To this end, technology is a pervasive part of virtually every business process we use and must perform well on a consistent basis in order to support our strategic focus and provide a quality experience to guests before, during and after their cruise. Moreover, as the use of our various websites and social media platforms continue to increase along with the increasing use of technology onboard our ships by both our guests and crew, we continually need to upgrade our systems, infrastructure and technologies to facilitate this growth.

        As part our Royal Caribbean International and Celebrity Cruises revitalization programs, we are incorporating many of the technological innovations from the Oasis-class ships and the Solstice-class ships, respectively, across our fleet. In addition, to position ourselves for the future, we have embarked on several multi-year information technology strategic initiatives to ensure that we can continue to innovate and respond to the ever increasing expectations of our guests in a scalable and cost effective manner.

Travel agency support and direct business

        Travel agencies continue to be the primary source of ticket sales for our ships. We believe in the value of this distribution channel and invest heavily in maintaining strong relationships with our travel agents. To accomplish this goal, we seek to ensure that our commission rates and incentive structures remain competitive with those of other cruise lines. In addition, our sales teams focus on the unique qualities of each brand and provide support to the travel agency community through a number of platforms, including trained customer service representatives, call centers, exclusive website offerings, online training tools and virtual tradeshows.

        To support our direct sales initiatives, we have established a Consumer Outreach department, which provides 24 hour access to our certified vacation planners, group vacation planners and customer service agents in our call centers throughout the world. We also maintain and invest in our websites which allow guests to directly plan, book and customize their cruise as well as encourage guests to book their next cruise vacations onboard our ships. We also continue to improve our direct outreach programs by enhancing loyalty benefits offered to repeat guests. In addition, Celebrity Cruises provides dedicated agents for guests with reservations in our premium staterooms, and introduced a mobile application and mobile web site.

 The Offering

Issuer	Royal Caribbean Cruises Ltd.
Notes Offered	$650,000,000 aggregate principal amount of 5.250% Senior Notes due 2022.
Maturity Date	The Senior Notes will mature on November 15, 2022.
Interest Rate	The Senior Notes will bear interest at the rate of 5.250% per annum. Interest will accrue from November 7, 2012.
Interest Payment Dates	May 15 and November 15 of each year, beginning May 15, 2013.
Redemption

The Senior Notes are redeemable in whole or in part at any time or from time to time prior to maturity at the redemption price described under the heading "Description of Senior Notes—Optional Redemption" in this prospectus supplement. They are also redeemable as described under "Description of Debt Securities—Tax Related Considerations" in the accompanying prospectus.

Sinking Fund	None.
Ranking

The Senior Notes will be unsecured and unsubordinated indebtedness of Royal Caribbean Cruises Ltd. and will rank on a parity with our other unsecured and unsubordinated indebtedness. The Senior Notes will not be guaranteed by any of our subsidiaries and, accordingly, the Senior Notes will be structurally subordinated to the claims of our subsidiaries' creditors, including trade creditors. The Senior Notes will also be effectively subordinated to our capital leases and future secured debt, if any, to the extent of the value of the assets securing such indebtedness. At September 30, 2012, our subsidiaries had $29.9 million aggregate principal amount of indebtedness outstanding (excluding operating leases, trade payables and intercompany indebtedness). The Senior Notes do not limit the ability of our subsidiaries to incur indebtedness other than secured debt as described under "Description of Senior Notes—Restrictions on Secured Debt" in this prospectus supplement.

Guarantees	None.
Change of Control

If Royal Caribbean Cruises Ltd. experiences a Change of Control Triggering Event (involving both a Change of Control and a Rating Decline as described under "Description of Senior Notes—Change of Control" in this prospectus supplement), it will be required to offer to repurchase the Senior Notes at 101% of their principal amount plus accrued and unpaid interest. See "Description of Senior Notes—Change of Control" in this prospectus supplement.

Certain Covenants	The indenture governing the Senior Notes includes covenants that limit, subject to exceptions, our ability to incur secured debt and our ability to enter into sale and leaseback transactions.
Use of Proceeds

We estimate that the net proceeds from the sale of the Senior Notes will be approximately $638.5 million, after deducting the underwriters' discount and estimated offering expenses. We intend to use the net proceeds of this offering to repay indebtedness outstanding under certain of our unsecured debt facilities.

Conflicts of Interest

Citigroup Global Markets Inc., J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, RBS Securities Inc., DNB Markets, Inc., BNP Paribas Securities Corp., Scotia Capital (USA) Inc., Skandinaviska Enskilda Banken AB (publ.) and Raymond James & Associates, Inc., or their respective affiliates, will each receive 5% or more of the net proceeds of this offering by reason of the repayment of amounts outstanding under certain of our unsecured debt facilities. Accordingly, such underwriters are deemed to have a "conflict of interest" within the meaning of Rule 5121 of the Financial Industry Regulatory Authority, Inc., and this offering will be conducted in accordance with Rule 5121. See "Underwriting—Conflicts of Interest."

No Public Market

The Senior Notes will be a new issue of securities for which there is no established trading market. Accordingly, there can be no assurance that a market for the Senior Notes will develop or as to the liquidity of any market that may develop. The underwriters have advised us that they currently intend to make a market in the Senior Notes. However, they are not obligated to do so and any market-making with respect to the Senior Notes may be discontinued without notice.

Trustee	The Bank of New York Mellon Trust Company, N.A.
Governing Law	The Senior Notes and the indenture under which they will be issued will be governed by the laws of the State of New York.
Risk Factors

Investing in the Senior Notes involves risks. You should carefully consider all the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus prior to investing in the Senior Notes. In particular, we urge you to carefully consider the information set forth in the section titled "Risk Factors" beginning on page S-16 of this prospectus supplement and in "Item 1A—Risk Factors" of our Annual Report on Form 10-K for the year ended December 31, 2011 for a description of certain risks you should consider before investing in the Senior Notes.

        For additional information about the Senior Notes, see "Description of Senior Notes" in this prospectus supplement and "Description of Debt Securities" in the accompanying prospectus.

Additional Information

        Royal Caribbean International was founded in 1968. The current parent corporation, Royal Caribbean Cruises Ltd., was incorporated on July 23, 1985 in the Republic of Liberia under the Business Corporation Act of Liberia. Our headquarters are located at 1050 Caribbean Way, Miami, Florida 33132. Our telephone number at that address is (305) 539-6000. We maintain internet websites at www.royalcaribbean.com, www.celebritycruises.com, www.azamaraclubcruises.com, www.cdfcroisieresdefrance.fr and www.pullmantur.es. Information for our investors is available at www.rclinvestor.com. The information on our websites is not incorporated into this prospectus supplement or the accompanying prospectus.

 Summary Financial and Other Data

        The selected financial data set forth below for the years ended December 31, 2011, 2010, 2009, 2008 and 2007 is derived from our audited consolidated financial statements. The selected financial data set forth below for the nine months ended September 30, 2012 and 2011 is derived from our unaudited consolidated financial statements and, in the opinion of management, includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such data. The results for any interim period may not be indicative of the results to be expected for a full fiscal year. The passenger and other data set forth below is unaudited.

        The data set forth below should be read in conjunction with our consolidated financial statements and the related notes thereto contained in our Annual Report on Form 10-K for the year ended December 31, 2011 and our Quarterly Report on Form 10-Q for the quarter ending September 30, 2012, both of which have been filed with the Securities and Exchange Commission and are incorporated herein by reference.

	Nine Months Ended September 30,				Year Ended December 31,
	2012		2011		2011		2010		2009		2008		2007
	(dollars in thousands, except Net Cruise Costs per APCD and Net Yields)
Income statement data:
Total revenues	$5,881,874		$5,761,862		$7,537,263		$6,752,504		$5,889,826		$6,532,525		$6,149,139
Expenses:
Cruise operating	3,899,451		3,691,746		4,942,607		4,458,076		4,071,102		4,403,666		3,981,698
Marketing, selling and administrative	756,049		722,157		960,602		848,079		761,999		776,522		783,040
Depreciation and amortization	541,957		522,493		702,426		643,716		568,214		520,353		483,066

Operating income	684,417		825,466		931,628		802,633		488,511		831,984		901,335
Interest income	16,062		17,329		25,318		9,243		7,016		14,116		20,025
Interest expense, net(1)	(266,749)		(291,791)		(382,416)		(371,207)		(309,948)		(327,312)		(333,784)
Extinguishment of unsecured senior notes	(7,485)		—		—		—		—		—		—
Other (expense) income	(15,155)		19,855		32,891		74,984		(33,094)		54,934		15,829

Net income	$411,090		$570,859		$607,421		$515,653		$152,485		$573,722		$603,405

Other financial data:
EBITDA(2)	$1,225,568		$1,390,416		$1,687,618		$1,541,599		$1,018,578		$1,409,888		$1,402,754
Net cash provided by (used in):
Operating activities	1,172,256		1,272,718		1,455,739		1,663,019		844,881		1,071,255		1,268,694
Investing activities	(383,323)		(775,238)		(924,565)		(2,287,918)		(2,274,457)		(1,977,249)		(1,170,558)
Financing activities	(801,471)		(451,012)		(676,515)		756,960		1,312,206		1,083,386		36,611
Capital expenditures	429,309		1,030,102		1,173,626		2,187,189		2,477,549		2,223,534		1,317,381
Ratio of EBITDA to interest expense(2)	4.6	x	4.8	x	4.4	x	4.2	x	3.3	x	4.3	x	4.2	x
Net Cruise Costs per APCD(3)	$129.92		$121.81		$122.40		$118.08		$120.28		$133.37		$128.60
Net Cruise Costs Excluding Fuel per APCD(3)	$102.77		$99.29		$99.39		$97.15		$98.71		$106.09		$106.90
Net Yields(4)	$178.85		$176.35		$171.56		$164.87		$158.27		$184.47		$183.64
Balance sheet data:
Property and equipment, net	$16,820,816		$16,988,832		$16,934,817		$16,771,677		$15,268,437		$13,878,998		$12,253,784
Total assets	19,668,222		20,170,026		19,804,405		19,653,829		18,224,425		16,463,310		14,982,281
Total debt including capital leases	7,778,868		8,775,703		8,495,853		9,150,116		8,419,770		7,011,403		5,698,272
Total shareholders' equity	8,702,661		8,438,096		8,407,823		7,900,752		7,489,781		6,803,012		6,757,343

	Nine Months Ended September 30,		Year Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
	(dollars in thousands, except Net Cruise Costs per APCD and Net Yields)
Passenger and other data:
Passengers carried	3,707,423	3,648,063	4,850,010	4,585,920	3,970,278	4,017,554	3,905,384
Occupancy percentage(5)	105.3%	105.4%	104.8%	104.3%	102.5%	104.5%	105.7%
Passenger cruise days(6)	26,401,129	26,039,146	34,818,335	32,251,217	28,503,046	27,657,578	26,594,515
Available passenger cruise days(7)	25,061,920	24,714,236	33,235,508	30,911,073	27,821,224	26,463,637	25,155,768

(1)
Interest expense, net, is net of capitalized interest of $10.7 million, $10.9 million, $14.0 million, $28.1 million, $41.5 million, $44.4 million and $39.9 million for the nine months ended September 30, 2012 and 2011 and for the years ended December 31, 2011, 2010, 2009, 2008 and 2007, respectively.

(2)
EBITDA represents net income before interest expense (net of capitalized interest and interest income), taxes and depreciation and amortization. The ratio of EBITDA to interest expense is calculated by dividing interest expense into EBITDA. EBITDA is a non-GAAP measure and should not be considered an alternative to any other measure of performance under generally accepted accounting principles. We present EBITDA because management believes that EBITDA would be useful for debt investors in assessing our operating performance and our performance relative to our financial obligations. The following table reconciles net income to EBITDA for the periods presented:

	Nine Months Ended September 30,		Year Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
	(dollars in thousands)
Net income	$411,090	$570,859	$607,421	$515,653	$152,485	$573,722	$603,405
Interest expense, net(a)	250,687	274,462	357,098	361,964	302,932	313,196	313,759
Taxes	21,834	22,602	20,673	20,266	(5,053)	2,617	2,524
Depreciation and amortization	541,957	522,493	702,426	643,716	568,214	520,353	483,066

EBITDA	$1,225,568	$1,390,416	$1,687,618	$1,541,599	$1,018,578	$1,409,888	$1,402,754

(a)
Interest expense, net, is net of capitalized interest and interest income of $26.8 million, $28.2 million, $39.3 million, $37.3 million, $48.5 million, $58.5 million and $59.9 million for the nine months ended September 30, 2012 and 2011, and for the years ended December 31, 2011, 2010, 2009, 2008 and 2007, respectively.
(3)
Net Cruise Costs and Net Cruise Costs Excluding Fuel represent Gross Cruise Costs excluding commissions, transportation and other expenses and onboard and other expenses and, in the case of Net Cruise Costs Excluding Fuel, fuel expenses. Gross Cruise Costs represent the sum of total cruise operating expenses plus marketing, selling and administrative expenses. In measuring our ability to control costs in a manner that positively impacts net income, we believe changes in Net Cruise Costs and Net Cruise Costs Excluding Fuel to be the most relevant indicators of our performance. Available Passenger Cruise Days ("APCD") are our measurement of capacity and represent double occupancy per cabin multiplied by the number of cruise days for the period. A reconciliation of Gross Cruise Costs to Net Cruise Costs is as follows:

	Nine Months Ended September 30,		Year Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
	(in thousands, except APCD and costs per APCD)
Total cruise operating expenses	$3,899,451	$3,691,746	$4,942,607	$4,458,076	$4,071,102	$4,403,666	$3,981,698
Marketing, selling and administrative expenses	756,049	722,157	960,602	848,079	761,999	776,522	783,040

Gross Cruise Costs	4,655,500	4,413,903	5,903,209	5,306,155	4,833,101	5,180,188	4,764,738

Less:
Commissions, transportation and other	994,535	984,397	1,299,713	1,175,522	1,028,867	1,192,316	1,124,022

	Nine Months Ended September 30,		Year Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
	(in thousands, except APCD and costs per APCD)
Onboard and other	404,932	419,032	535,501	480,564	457,772	458,385	405,637

Net Cruise Costs	$3,256,033	$3,010,474	$4,067,995	$3,650,069	$3,346,462	$3,529,487	$3,235,079

Less:
Fuel	680,389	556,667	764,758	646,998	600,203	722,007	546,029
Net Cruise Costs Excluding Fuel	$2,575,644	$2,453,807	$3,303,237	$3,003,071	$2,746,259	$2,807,480	$2,689,050
APCD	25,061,920	24,714,236	33,235,508	30,911,073	27,821,224	26,463,637	25,155,768
Gross Cruise Costs per APCD	$185.76	$178.60	$177.62	$171.66	$173.72	$195.75	$189.41
Net Cruise Costs per APCD	$129.92	$121.81	$122.40	$118.08	$120.28	$133.37	$128.60
Net Cruise Costs Excluding Fuel per APCD	$102.77	$99.29	$99.39	$97.15	$98.71	$106.09	$106.90
(4)
Net Yields represent Net Revenues per APCD. Net Revenues represent total revenues less commissions, transportation and other expenses and onboard and other expenses. We use this measure to perform capacity and rate analysis to identify our main non-capacity drivers which cause our cruise revenue and expenses to vary. We utilize Net Revenue and Net Yields to manage our business on a day-to-day basis as we believe that it is the most relevant measure of our pricing performance because it reflects the cruise revenues earned by us net of our most significant variable costs, which are commissions, transportation and other expenses and onboard and other expenses. A reconciliation of Gross Yields to Net Yields is as follows:

	Nine Months Ended September 30,		Year Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
	(dollars in thousands, except APCD and costs per APCD)
Passenger ticket revenues	$4,319,478	$4,257,634	$5,525,904	$4,908,644	$4,205,709	$4,730,289	$4,427,384
Onboard and other revenues	1,562,396	1,504,228	2,011,359	1,843,860	1,684,117	1,802,236	1,721,755

Total revenues	5,881,874	5,761,862	7,537,263	6,752,504	5,889,826	6,532,525	6,149,139

Less:
Commissions, transportation and other	994,535	984,397	1,299,713	1,175,522	1,028,867	1,192,316	1,124,022
Onboard and other	404,932	419,032	535,501	480,564	457,772	458,385	405,637

Net revenues	$4,482,407	$4,358,433	$5,702,049	$5,096,418	$4,403,187	$4,881,824	$4,619,480

APCD	25,061,920	24,714,236	33,235,508	30,911,073	27,821,224	26,463,637	25,155,768
Gross Yields	$234.69	$233.14	$226.78	$218.45	$211.70	$246.85	$244.44
Net Yields	$178.85	$176.35	$171.56	$164.87	$158.27	$184.47	$183.64
(5)
Occupancy, in accordance with cruise vacation industry practice, is calculated by dividing passenger cruise days by APCD. A percentage in excess of 100% indicates that three or more passengers occupied some cabins.

(6)
Represents the number of guests carried multiplied by the number of days of their respective cruises.

(7)
Represents double occupancy per cabin multiplied by the number of cruise days for the period.

RISK FACTORS

        You should carefully consider the specific risk factors set forth below and in "Item 1A—Risk Factors" of our Annual Report on Form 10-K for the year ended December 31, 2011, as well as the other information contained and incorporated by reference in this prospectus supplement and the accompanying prospectus before deciding to invest in the Senior Notes. This prospectus supplement and the accompanying prospectus contain and incorporate statements that constitute forward-looking statements regarding, among other matters, our intent, belief or current expectations about our business. These forward-looking statements are subject to risks, uncertainties and assumptions. See "Forward-Looking Statements" in this prospectus supplement.

Despite our current indebtedness levels, we and our subsidiaries may be able to incur substantially more debt and take other actions that could diminish our ability to make payments on the Senior Notes when due, which could further exacerbate the risks associated with our substantial indebtedness.

        Despite our current indebtedness levels, we and our subsidiaries may be able to incur substantially more additional indebtedness in the future. We will not be restricted under the terms of the indenture governing the Senior Notes from incurring additional debt, or recapitalizing our debt, and we have substantial capacity to incur additional debt and to take a number of other actions, not prohibited by the terms of the indenture governing the Senior Notes, that could have the effect of diminishing our ability to make payments on the Senior Notes when due and further exacerbate the risks associated with our substantial indebtedness. In particular, as of September 30, 2012 and October 31, 2012 we had committed financing in an aggregate principal amount of approximately $2.2 billion and $1.5 billion, respectively, available for future ships under construction (not including committed financing related to TUI Cruises' newbuilds).

The Senior Notes will not be guaranteed by any of our subsidiaries or secured by any of our assets and will be effectively junior to any secured indebtedness we may incur and structurally junior to indebtedness of our subsidiaries.

        The Senior Notes will be our general unsecured obligations ranking effectively junior in right of payment to all of our existing and future secured debt to the extent of the value of the assets securing such indebtedness. As of September 30, 2012, we did not have any secured debt (excluding capital leases). However, we may incur secured debt in the future. To the extent we do, in the event that we are declared bankrupt, become insolvent or are liquidated or reorganized, creditors whose debt is secured by our assets will be entitled to the remedies available to secured holders under applicable laws with respect to such assets, including the foreclosure of the collateral securing such debt, before any payment may be made with respect to Senior Notes.

        In addition, the Senior Notes are not guaranteed by any of our subsidiaries, and therefore, the Senior Notes will be structurally subordinated to all existing and future secured and unsecured indebtedness and other liabilities of our subsidiaries. As of September 30, 2012, our ship-owning and non ship-owning subsidiaries had outstanding indebtedness of approximately $0 and $29.9 million, respectively (excluding operating leases, trade payables and intercompany indebtedness). The terms of the Senior Notes do not preclude our subsidiaries from incurring indebtedness.

Our debt exposes us to various risks.

        At September 30, 2012, our total indebtedness was approximately $7.8 billion. Our indebtedness has the potential to affect us adversely in a number of ways, including increasing our vulnerability to adverse economic, industry or competitive developments, requiring us to devote a substantial portion of our cash flow to debt service, which could reduce the funds available for other purposes or otherwise constrain our financial flexibility, affecting our ability to obtain additional financing, subjecting us to various financial and operating covenants and decreasing our profitability and/or cash flow.

        In addition, a portion of our indebtedness bears interest at variable rates that are linked to changing market interest rates. As a result, an increase in market interest rates would increase our interest expense and our debt service obligations. At September 30, 2012, we had approximately $4.4 billion of indebtedness that bears interest at variable rates. This amount represented approximately 58% of our total indebtedness. A 1% increase in prevailing interest rates would increase our interest expense by approximately $28.0 million on an annualized basis.

If we experience a Change of Control Triggering Event, we will be required to make offers to repurchase the Senior Notes. However, we may be unable to do so due to lack of funds or covenant restrictions.

        If we experience a Change of Control Triggering Event, which requires both a Change of Control and a Ratings Downgrade associated therewith (all capitalized terms as defined in the indenture governing the Senior Notes), we will be required to make offers to repurchase all outstanding Senior Notes (including the notes offered hereby) at 101% of their principal amount, plus accrued but unpaid interest, if any, to the date of repurchase. However, we may be unable to do so because:

  •
  we might not have enough available funds, particularly since a change of control could cause part or all of our other indebtedness to become due; and

  •
  some agreements governing our credit facilities and other indebtedness could prohibit us from repurchasing the Senior Notes, unless we were able to obtain a waiver or refinance such indebtedness.

        A failure to make an offer to repurchase the Senior Notes upon the occurrence of a Change of Control Triggering Event would give rise to an event of default under the indenture governing the Senior Notes and could result in an acceleration of amounts due thereunder. In addition, if we experience a Change of Control Triggering Event, we will also be required to make offers to purchase certain of our other outstanding notes, and our failure to make such offers would give rise to a default and possible acceleration of amounts due under those notes. Any such default could trigger a cross default under the indenture governing the Senior Notes.

Certain changes of control would require us to prepay much of our outstanding indebtedness but may not require us to engage in a Change of Control Offer with respect to the Senior Notes.

        We may be required to prepay a majority of our debt facilities if (i) any person other than A. Wilhelmsen AS. and Cruise Associates and their respective affiliates (the "Applicable Group") acquires ownership of more than 33% of our common stock and the Applicable Group owns less of our common stock than such person or (ii) subject to certain exceptions, during any 24-month period, a majority of our Board of Directors is no longer comprised of individuals who were members of the Board of Directors on the first day of such period.

        If this were to occur, it could have an adverse impact on our liquidity and operations. These prepayment provisions may be triggered by ownership changes that do not otherwise require us to engage in a Change of Control Offer with respect to the Senior Notes. See "Description of Senior Notes—Change of Control". In that case, although we would be required to prepay other outstanding indebtedness, we would not be obligated to offer to repurchase the Senior Notes.

Our credit ratings may not reflect all of the risks of an investment in the Senior Notes.

        Our credit ratings are an independent assessment of our ability to pay debt obligations as they become due. Consequently, real or anticipated changes in our credit ratings will generally affect the market value of the Senior Notes. Our credit ratings, however, may not reflect the potential impact that risks related to structural, market or other factors discussed in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein may have on the value of your Senior Notes.

The trading price for Senior Notes will be directly affected by many factors, including our credit rating.

        Credit rating agencies continually revise their ratings for companies they follow, including us. Any ratings downgrade could adversely affect the trading price of the Senior Notes, or the trading market for the Senior Notes, to the extent a trading market for the Senior Notes develops. The condition of the financial and credit markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future, and any such fluctuation may impact the trading price of Senior Notes.

Our business operations may not generate the cash needed to service and repay Senior Notes or our other indebtedness.

        Our ability to make payments on Senior Notes and service our other indebtedness will depend on our ability to generate cash in the future, which, in turn, is subject to a variety of risks and uncertainties, many of which are beyond our control. At each maturity, the entire outstanding principal amount of the maturing Senior Notes will become due and payable by us. We may not have sufficient funds to pay the principal of, or the premium (if any) or interest on, the notes or amounts due on our other indebtedness. If we do not have sufficient funds on hand or available through existing borrowing facilities or through cash generated from our operations, we will need to seek additional financing. Additional financing may not be available to us in the amounts necessary on terms that are satisfactory to us or at all. If we default in the payment of amounts due on the Senior Notes (or our other outstanding indebtedness), it would give rise to an event of default under such indenture governing the Senior Notes (or the agreements governing our other debt) and possible acceleration of amounts due under the indenture (or those other agreements), and any such default under one indenture or agreement could trigger a cross default under each other indenture or agreement. In the event of any acceleration, there can be no assurance that we will have enough cash to repay our outstanding indebtedness, including the Senior Notes.

An active trading market may not develop for the Senior Notes, which could limit their market price or your ability to sell the Senior Notes.

        The Senior Notes constitute a new issue of debt securities for which there currently is no trading market. As a result, we cannot provide any assurances that any market will develop for the Senior Notes or that you will be able to sell your Senior Notes. We have no plans to list the Senior Notes on any national securities exchange or any automated quotation system. If any of the Senior Notes are traded after their initial issuance, they may trade at a discount to their initial offering price depending on prevailing interest rates, the markets for similar securities, general economic conditions, our financial condition, performance and prospects and other factors. The underwriters have advised us that they intend to make a market in the Senior Notes, but they are not obligated to do so, and may discontinue any market-making in the Senior Notes at any time at their sole discretion. Accordingly, we cannot assure you that a liquid trading market will develop for the Senior Notes, that you will be able to sell your Senior Notes at a particular time or that the price you receive when you sell will be favorable. To the extent an active trading market does not develop, the liquidity and trading price of the Senior Notes may be harmed. Accordingly, you may be required to bear the financial risk of an investment in the Senior Notes for an indefinite period of time.

FORWARD-LOOKING STATEMENTS

        This prospectus supplement, the accompanying prospectus and the documents incorporated herein by reference include "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact, including statements regarding guidance contained in our periodic reports, business and industry prospects or future results of operations or financial position, made in this prospectus supplement, the accompanying prospectus and the documents incorporated herein by reference are forward-looking. Words such as "anticipate," "believe," "could," "estimate," "expect," "goal," "intend," "may," "plan," "project," "seek," "should," "will" and similar expressions are intended to further identify any of these forward-looking statements. Forward-looking statements reflect management's current expectations but they are based on judgments and are inherently uncertain. Furthermore, they are subject to risks, uncertainties and other factors, which could cause our actual results, performance or achievements to differ materially from the future results, performance or achievements expressed or implied in those forward-looking statements. Examples of these risks, uncertainties and other factors include, but are not limited to those discussed under "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2011 and in this prospectus supplement as well as the following:

  •
  the impact of the worldwide economic and geopolitical environment or other conditions on the demand for cruises;

  •
  the impact of the worldwide economic environment on our ability to generate cash flows from operations, satisfy the financial covenants required by our credit facilities or obtain new borrowings from the credit or capital markets;

  •
  the impact of disruptions in the global financial markets on the ability of our counterparties and others to perform their obligations to us, including those associated with our loan agreements and derivative contracts;

  •
  negative incidents concerning the Company and the cruise vacation industry, or adverse publicity, including those involving the health, safety and security of guests, accidents, unusual weather conditions or natural disasters or disruptions;

  •
  our ability to appropriately balance our cost management strategy with our goal of satisfying guest expectations;

  •
  failure to keep pace with developments in technology could impair our operations or competitive position;

  •
  the uncertainties of conducting business globally and our ability to realize the intended benefits of our investments in new markets;

  •
  changes in operating and financing costs, including changes in foreign exchange rates, interest rates, fuel, food, payroll, airfare, insurance and security costs;

  •
  vacation industry competition and industry overcapacity in certain markets;

  •
  the cost of or changes in tax, environmental, labor, health, safety, security and other laws and regulations affecting our business;

  •
  pending or threatened litigation, enforcement actions, fines or penalties;

  •
  emergency ship repairs, including the related lost revenue;

  •
  the impact of ship construction, repair or refurbishment delays, ship cancellations or ship construction price increases brought about by construction faults, mechanical problems or financial difficulties encountered by shipyards or their subcontractors;

  •
  the global political climate, fears of terrorist and pirate attacks, armed conflict, the unavailability or cost of air service and the resulting concerns over safety and security aspects of traveling;

  •
  the spread of contagious diseases;

  •
  disruptions to our shoreside business related to actual or threatened natural disasters, information systems failure or similar events;

  •
  our ability to differentiate our products;

  •
  our ability to manage our business activities that involve our co-investment with third parties;

  •
  our inability to adequately incentivize our travel agents or changes and/or disruptions to the travel agency industry;

  •
  the loss of key personnel, strained employee relations and/or our inability to retain or recruit qualified personnel;

  •
  changes in our stock price or principal shareholders;

  •
  uncertainties of a foreign legal system as we are not incorporated in the United States;

  •
  the unavailability of ports of call; and

  •
  weather.

        The above examples are not exhaustive and, in addition, new risks emerge from time to time. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should consider the areas of risk described above, as well as those set forth under the heading "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2011 and in this prospectus supplement and the accompanying prospectus in connection with considering any forward-looking statements that may be made by us and our businesses generally.

 USE OF PROCEEDS

        We estimate that the net proceeds from the sale of the Senior Notes offered hereby will be approximately $638.5 million, after deducting the underwriters' discounts and the estimated offering expenses payable by us. We intend to use the net proceeds of this offering to repay $153 million outstanding under our unsecured revolving credit facility due 2014 and $485.5 million outstanding under our unsecured revolving credit facility due 2016. Our unsecured revolving credit facility due 2014 bears interest at the rate of LIBOR plus 2.50% and matures in November 2014, and our unsecured revolving credit facility due 2016 bears interest at the rate of LIBOR plus 1.75% and matures in July 2016. Underwriters or their respective affiliates participating in this offering are lenders under our unsecured debt facilities being repaid and accordingly will receive a portion of the proceeds from this offering. See "Underwriting—Conflicts of Interest."

RATIO OF EARNINGS TO FIXED CHARGES

        The following table sets forth the ratio of earnings to fixed charges for each of the periods presented. In calculating this ratio, we take earnings to consist of net income, excluding taxes and income (loss) from equity investees, net of distributions, plus fixed charges and excluding capitalized interest. Fixed charges include gross interest expense, capitalized interest, amortization of deferred financing expenses and an amount equivalent to interest included in rental charges. We have included actual interest charges for the Brilliance of the Seas operating lease and, for all other rentals, we have assumed that one-third of rental expense is representative of the interest factor. The ratios for 2010 and 2009 include a revision for the correction of errors in the manner in which we were amortizing certain guarantee fees related to three outstanding export credit agency guaranteed loans and, to a much lesser extent, fees associated with our revolving credit facilities. Refer to Note 1. "General—Revision of Prior Period Financial Statements" to our consolidated financial statements as filed in our Annual Report on Form 10-K for the year ended December 31, 2011.

	Nine Months Ended September 30,		Year Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
Ratio of earnings to fixed charges	2.4x	2.8x	2.5x	2.2x	1.3x	2.3x	2.4x

CAPITALIZATION

        The following table sets forth our consolidated capitalization and cash and cash equivalents as of September 30, 2012 on:

  •
  an actual basis;

  •
  a pro forma basis, giving effect to (i) our incurrence of a $673.5 million previously committed 12-year unsecured term loan in connection with the delivery of the Celebrity Reflection in October 2012, (ii) $280.0 million of additional drawings under our unsecured credit facilities and (iii) $247.8 million of scheduled debt repayments through October 26, 2012; and

  •
  a pro forma as adjusted basis, giving effect to (i) the transactions described above, (ii) the issuance of the Senior Notes in this offering and (iii) the application of the net proceeds from the sale of the Senior Notes to repay a portion of the amounts outstanding under our revolving credit facilities as described under "Use of Proceeds" in this prospectus supplement.

	September 30, 2012 (Unaudited)
	Actual	Pro Forma	Pro Forma As Adjusted
	(Dollars in Millions)
Cash and cash equivalents	$241	$241	$241

Current Portion of Long-Term Debt:
Unsecured term loans due through 2023	$594	$374	$374
7% notes due June 2013	550	550	550
Capital lease obligations	11	11	11
Long-Term Debt:
$1.1 billion unsecured revolving credit facility due 2016	376	567	82
$525.0 million unsecured revolving credit facility due 2014	64	153	0
$290.0 million unsecured term loan due 2016	290	290	290
Unsecured ship loans due through 2023	3,363	4,008	4,008
6.875% notes due 2013	350	350	350
5.625% notes due 2014	986	986	986
11.875% notes due 2015	296	296	296
7.25% to 7.50% notes due 2016 through 2027	856	856	856
New 5.250% notes due 2022 offered hereby	—	—	650
Other Debt:
Capital lease obligations	43	43	43

Total debt	$7,779	$8,484	$8,496

Total shareholders' equity	8,703	8,703	8,703

Total capitalization	$16,482	$17,187	$17,199

 DESCRIPTION OF SENIOR NOTES

        The following description of the particular terms of the Senior Notes offered hereby (referred to in the accompanying prospectus as the "Debt Securities") supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Debt Securities set forth in the accompanying prospectus, to which description reference is hereby made. The Senior Notes will be issued as a separate series of debt securities under the indenture dated as of July 31, 2006 between us and The Bank of New York Mellon Trust Company, N.A. (f/k/a The Bank of New York Trust Company, N.A.), as trustee (the "Base Indenture"). Certain defined terms in the Base Indenture, as supplemented by the Second Supplemental Indenture, are capitalized herein. Whenever a defined term is referred to and not herein defined, the definition thereof is contained in the Base Indenture, as supplemented by the Second Supplemental Indenture. As used in this Section, all references to the "Indenture" mean the Base Indenture as supplemented by the Second Supplemental Indenture. As used under this caption "Description of Senior Notes," all references to the "Company," "we," "us" and "our" refer to Royal Caribbean Cruises Ltd. on a stand-alone basis and not to Royal Caribbean Cruises Ltd. and its subsidiaries.

General

        $650,000,000 aggregate principal amount of 5.250% Senior Notes due 2022 will be issued on the closing date of this offering. Additional Senior Notes of the same class may be issued under the Indenture in one or more tranches from time to time (the "Additional Notes"). All references herein to the "Senior Notes" include any Additional Notes issued from time to time. The Senior Notes will bear interest at the rate of 5.250% per annum and will mature on November 15, 2022. Interest on the principal amount of the Senior Notes will be payable semi-annually on May 15 and November 15 of each year, commencing May 15, 2013 to the persons in whose names such Senior Notes are registered at the close of business on the May 1 or November 1, as the case may be, preceding such May 15 or November 15.

        Except as described below under "—Optional Redemption," and except in the event of a change in tax law as described in "Description of Debt Securities—Tax Related Considerations—Redemption or Assumption of Debt Securities Under Certain Circumstances" in the accompanying prospectus, the Senior Notes are not redeemable prior to maturity and do not have the benefit of a sinking fund.

        The Senior Notes are subject to defeasance and covenant defeasance as described under "Description of Debt Securities—Defeasance and Satisfaction and Discharge" in the accompanying prospectus.

Ranking

        The Senior Notes will be unsecured and unsubordinated indebtedness and will rank on a parity with our other unsecured and unsubordinated indebtedness. The Senior Notes will not be guaranteed by any of our subsidiaries and, accordingly, the Senior Notes will be structurally subordinated to the claims of our subsidiaries' creditors, including trade creditors. The Senior Notes do not limit the ability of our subsidiaries to incur or guarantee indebtedness other than Secured Debt as described under "—Restrictions on Secured Debt." As of September 30, 2012, our ship-owning and non ship-owning subsidiaries had indebtedness of $0 and $29.9 million outstanding, respectively (excluding operating leases, trade payables and intercompany indebtedness).

        The Senior Notes will not be secured. The Company and its subsidiaries may incur Secured Debt subject to the restrictions described under "—Restrictions on Secured Debt." As of September 30, 2012, we had no outstanding Secured Debt (excluding capital leases). Holders of Secured Debt would have claims on the assets securing such indebtedness prior to the holders of the Senior Notes. See "Risk Factors—The Senior Notes will not be guaranteed by any of our subsidiaries or secured by any of our assets and will be effectively junior to any secured indebtedness we may incur and structurally junior to indebtedness of our subsidiaries."

        The Senior Notes will be issued only in fully registered book-entry form, without coupons, in denominations of $2,000 and integral multiples of $1,000 in excess thereof. No service charge will be made for any transfer or exchange of the Senior Notes, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. The Senior Notes will be represented by a Global Security registered in the name of a nominee of The Depository Trust Company ("DTC"). Except as set forth under "—Book-Entry System for Senior Notes" below, the Senior Notes will not be issued in certificated form.

Optional Redemption

        We will have the right at our option to redeem the Senior Notes in whole or in part, at any time or from time to time prior to their maturity, on at least 30 days, but not more than 60 days, prior notice delivered to the registered address of each holder of Senior Notes, at a redemption price equal to the greater of (i) 100% of the principal amount of such Senior Notes and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the redemption date) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 50 basis points (the "Make-Whole Amount"), plus accrued and unpaid interest thereon to the redemption date.

        "Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity or interpolated (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

        "Comparable Treasury Issue" means the United States Treasury security or securities selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the Senior Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing a new issue of corporate debt securities of a comparable maturity to the remaining term of such notes.

        "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by us.

        "Comparable Treasury Price" means, with respect to any redemption date, (i) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotation or (ii) if the trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

        "Reference Treasury Dealer" means (i) each of Citigroup Global Markets Inc. and J.P. Morgan Securities LLC, or their affiliates which are primary United States government securities dealers, and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary United States government securities dealer in the United States (a "Primary Treasury Dealer"), we will substitute therefor another Primary Treasury Dealer and (ii) any other Primary Treasury Dealer selected by us.

        "Reference Treasury Dealer Quotation" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer at 3:30 p.m. New York time on the third business day preceding such redemption date.

        On and after the redemption date, interest will cease to accrue on the Senior Notes or any portion of the Senior Notes called for redemption (unless we default in the payment of the redemption price and accrued interest). On or before the redemption date, we will deposit with the trustee money sufficient to pay the redemption price of and (unless the redemption date shall be an interest payment date) accrued and unpaid interest to the redemption date on the Senior Notes to be redeemed on such date. If less than all of the Senior Notes are to be redeemed, the Senior Notes to be redeemed shall be selected by the trustee by such method as the trustee shall deem fair and appropriate. Additionally, we may at any time repurchase notes in the open market and may hold or surrender such notes to the trustee for cancellation.

Change of Control

        If a Change of Control Triggering Event (as defined below) occurs with respect to the Senior Notes, unless the Company has exercised its right to redeem the notes as described under "—Optional Redemption," each holder of the Senior Notes will have the right to require us to repurchase all or any part (equal to $2,000 and integral multiples of $1,000 in excess thereof) of such holder's Senior Notes pursuant to the offer described below (the "Change of Control Offer"), at a purchase price in cash equal to 101% of the principal amount of the Senior Notes plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date). No purchase in part shall reduce the principal amount at maturity of the Senior Notes held by any holder to below $2,000.

        "Change of Control Triggering Event" means the occurrence of both (i) a Change of Control and (ii) a Rating Decline associated with such Change of Control.

        A "Change of Control" shall be deemed to occur if:

  •
  any "person" or "group" of related persons, other than a Permitted Holder, is or becomes the beneficial owner, directly or indirectly, of more than 50% of the total voting stock of the Company;

  •
  the Company conveys, transfers or leases its properties and assets substantially as an entirety to any other person, other than to a Subsidiary of the Company or a Permitted Holder; or

  •
  the Company is liquidated or dissolved or adopts a plan of liquidation or dissolution, other than in connection with a transaction that complies with the covenant described in the prospectus supplement under "Description of Debt Securities—Restrictions on Consolidation, Merger and Certain Sales of Assets."

        For purposes of this definition, (a) "person" and "group" have the meanings they have in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); and (b) "beneficial owner" is used as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person shall be deemed to have "beneficial ownership" of all voting stock that such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time.

        "Permitted Holder" means (i) A. Wilhelmsen AS ("Wilhelmsen"), (ii) members of the Pritzker family and members of the Ofer family (the "Families") and (iii) any Affiliate of Wilhelmsen and any Family Related Parties and, from and after any Change of Control Payment Date, any person or group, and any Affiliate of any person or group, whose acquisition of voting stock of the Company gave rise to any previous Change of Control. An "Affiliate" of a person (the "first person") means any other person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with the first person.

        "Family Related Parties" means (1) any member of the Families, any spouse of any member of the Families and any child, stepchild, sibling or descendant of any member of the Families, (2) the estate of any member of the Families or the estate of any other person under preceding clause (1), (3) any person who receives a beneficial interest in the Company from any estate under preceding clause (2) to the extent of such interest, (4) any executor, personal administrator or trustee who holds such beneficial interest in the Company for the benefit of, or as fiduciary for, any person under preceding clause (1), (2) or (3) to the extent of such interest, (5) any corporation, partnership, limited liability company, trust, or similar entity, directly or indirectly owned or controlled by any member of the Families or any other person or persons identified in preceding clause (1) or (2).

        A "Rating Decline" shall be deemed to occur if during the period (the "Change of Control Period") commencing on the date of the first public notice of the occurrence of a Change of Control or the intention by the Company to effect a Change of Control (the "Public Notice Date") and terminating on the date that is 90 days after consummation of the Change of Control (provided that if a Rating Agency announces, after the Public Notice Date and before expiration of the Change of Control Period, that the rating of the Senior Notes is under review for possible downgrade by such Rating Agency, the Change of Control Period shall be extended until the first to occur of (x) the date that such Rating Agency announces the results of its review and (y) the date that is 180 days after consummation of the Change of Control), (i) there shall have occurred a decrease in the rating of the Senior Notes by both of the Rating Agencies by one or more gradations, as measured against each such Rating Agency's rating of the Senior Notes immediately prior to the Public Notice Date or (ii) either Rating Agency withdraws its rating of the Senior Notes, such that after such decrease or withdrawal the Senior Notes are not rated Investment Grade by such Rating Agency, and such Rating Agency does not thereafter during the Change of Control Period restore its Investment Grade rating of the Senior Notes.

        "Rating Agency" means either of (x) Moody's Investors Service, Inc., a subsidiary of Moody's Corporation, ("Moody's") or (y) Standard & Poor's Rating Services, a division of The McGraw-Hill Companies, Inc. ("S&P"); provided that if either Moody's or S&P does not make a rating of the Senior Notes publicly available, the Company shall use commercially reasonable efforts to select a nationally recognized statistical rating organization or organizations, as the case may be, which shall then be substituted for Moody's or S&P or both of them, as the case may be; provided further, that in no event shall the Company have any obligation to maintain a rating of the Senior Notes.

        An "Investment Grade" rating means a rating of Baa3 or better by Moody's (or its equivalent under any successor rating categories of Moody's) or BBB- or better by S&P (or its equivalent under any successor rating categories of S&P), (or if such Rating Agency ceases to rate the Senior Notes, as the case may be, for reasons outside of our control, the equivalent investment grade credit rating from any Rating Agency selected by us as a replacement Rating Agency).

        "Subsidiary" means a corporation more than 50% of the outstanding voting stock of which is owned, directly or indirectly, by us or by one or more of our other Subsidiaries, or by us and one or more of our other Subsidiaries. For purposes of this definition, "voting stock" means stock which ordinarily has voting power for the election of directors, whether at all times or only so long as no senior class of stock has such voting power by reason of any contingency.

        The definition of "Change of Control" and the covenant described in the accompanying prospectus under "Description of Debt Securities—Restrictions on Consolidation, Merger and Certain Sales of Assets" both include the phrase "conveys, transfers or leases its properties and assets substantially as an entirety." There is no precise, established and binding interpretation of the phrase "substantially as an entirety." Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a conveyance, transfer or lease of our properties and assets "substantially as an entirety." As a result, it may be unclear whether a Change of Control Triggering Event has occurred and therefore whether a holder of Senior Notes has the right to require us to repurchase those Senior Notes.

        Within 30 days following any Change of Control Triggering Event, we will deliver a notice to each holder of the Senior Notes, with a copy to the trustee, stating:

  •
  that a Change of Control Triggering Event has occurred and that such holder has the right to require us to purchase such holder's Senior Notes at a purchase price in cash equal to 101% of the principal amount of such Senior Notes plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on a record date to receive interest on the relevant interest payment date) (the "Change of Control Payment");

  •
  the repurchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is delivered) (the "Change of Control Payment Date"); and

  •
  the procedures determined by us, consistent with the Indenture, that a holder must follow in order to have its Senior Notes repurchased.

        On the Change of Control Payment Date, we will, to the extent lawful:

  •
  accept for payment all Senior Notes or portions of the Senior Notes (in integral multiples of $2,000 and integral multiples of $1,000 in excess thereof) properly tendered pursuant to the Change of Control Offer;

  •
  deposit with the paying agent an amount equal to the Change of Control Payment in respect of all Senior Notes or portions of the Senior Notes (in integral multiples of $2,000 and integral multiples of $1,000 in excess thereof) so tendered; and

  •
  deliver or cause to be delivered to the trustee the Senior Notes so accepted together with an Officers' Certificate stating the aggregate principal amount of the Senior Notes or portions of the Senior Notes being purchased by us.

        The paying agent will promptly deliver to each holder of the Senior Notes so tendered the Change of Control Payment for such Senior Notes, and the trustee will promptly authenticate and deliver (or cause to be transferred by book entry) to each holder a new Senior Note equal in principal amount to any unpurchased portion of the Senior Notes surrendered, if any; provided that each such new Senior Note will be in a principal amount of $2,000 and integral multiples of $1,000 in excess thereof.

        If the Change of Control Payment Date is on or after an interest record date and on or before the related interest payment date, any accrued and unpaid interest, if any, will be paid to the person in whose name a Senior Note is registered at the close of business on such interest record date, and no additional interest will be payable to holders who tender pursuant to the Change of Control Offer.

        Except as described above with respect to a Change of Control Triggering Event, and as described in the accompanying prospectus under "Description of Debt Securities—Restrictions on Consolidation, Merger and Certain Sales of Assets", the Indenture does not contain provisions that permit the holders to require that we repurchase or redeem the Senior Notes or otherwise impose obligations upon us in the event of a takeover, recapitalization or similar transaction.

        We will not be required to make a Change of Control Offer upon a Change of Control Triggering Event if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by us and purchases all Senior Notes validly tendered and not withdrawn under such Change of Control Offer.

        We will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of the Senior Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of the Indenture, we will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations described in the Indenture by virtue of the conflict.

        Our ability to repurchase the Senior Notes pursuant to a Change of Control Offer may be limited by a number of factors. Our current indebtedness contains, and future indebtedness may contain, prohibitions of certain events that would constitute a Change of Control Triggering Event or require such indebtedness to be repurchased upon a Change of Control Triggering Event. Moreover, the exercise by the holders of the Senior Notes of their right to require us to repurchase the Senior Notes could cause a default under such indebtedness, even if the Change of Control Triggering Event itself does not, due to the financial effect of such repurchase on us. Finally, our ability to pay cash to the holders of the Senior Notes upon a repurchase may be limited by our then-existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases.

Restricted and Unrestricted Subsidiaries

        The various restrictive provisions of the Indenture applicable to the Company and its Restricted Subsidiaries do not apply to Unrestricted Subsidiaries. The assets and liabilities of Unrestricted Subsidiaries, and investments by the Company in any Unrestricted Subsidiary, are not consolidated with those of the Company and its Subsidiaries in calculating Consolidated Net Tangible Assets (as defined below) under the Indenture. "Unrestricted Subsidiaries" are those Subsidiaries which are designated as Unrestricted Subsidiaries by the board of directors from time to time pursuant to the Indenture and Subsidiaries of Unrestricted Subsidiaries. "Restricted Subsidiary" means any Subsidiary which owns or leases a Principal Property and any other Subsidiary which has not been designated an Unrestricted Subsidiary. "Principal Property" means any real or personal property owned or leased by the Company or any Subsidiary the net book value of which on the date as of which the determination is being made exceeds 5% of the Company's Consolidated Net Tangible Assets.

Maintenance of Properties

        The Company will cause all material properties owned by the Company or any Restricted Subsidiary or used or held for use in the conduct of its business or the business of any Restricted Subsidiary to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment (except for ordinary wear and tear) and will cause to be made all necessary repairs, renewals and replacements thereof, all as in the judgment of the Company may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; provided, however, that nothing in this covenant shall prevent the Company or any Restricted Subsidiary from discontinuing the operation or maintenance of any properties if such discontinuation is, in the judgment of the Company, desirable in the conduct of its business or the business of any Restricted Subsidiary and not disadvantageous in any material respect to the holders of the Senior Notes.

Restrictions on Secured Debt

        Neither the Company nor any Restricted Subsidiary is permitted to create, issue, incur, assume or guarantee any Secured Debt (as defined below) without equally and ratably securing the Senior Notes. This restriction does not apply to certain permitted encumbrances including indebtedness for money borrowed secured by (a) Mortgages existing on the date the Senior Notes are issued; (b) Mortgages on any real or personal property of any Person existing at the time such Person became a Restricted Subsidiary and not incurred in contemplation of such Person becoming a Restricted Subsidiary; (c) Mortgages in favor of the Company or any Restricted Subsidiary; (d) Mortgages existing on any real or personal property at the time it is acquired by the Company or a Restricted Subsidiary or created within 18 months of the date of such acquisition, conditional sale and similar agreements; (e) certain purchase money Mortgages to secure the purchase price or construction cost of property; and (f) any extension, renewal or refunding (or successive extensions, renewals or refundings) of any Mortgage referred to in the foregoing clauses; provided the principal amount of such extension, renewal or refunding may not exceed the principal amount of the Mortgage being extended, renewed or refunded plus the amount of any premium or other costs paid in connection with such extension, renewal or refunding. In addition to such permitted indebtedness, the Indenture permits additional Secured Debt not otherwise specifically permitted, the aggregate principal amount of which, together with all Attributable Debt in respect of sale and leaseback transactions (as defined below) involving Principal Properties entered into (excluding sale and leaseback transactions permitted by clause (a) below under the section entitled "—Restrictions on Sales and Leasebacks" as a result of the permitted encumbrances set forth above and clause (b) of such section) would not exceed 10% of the Consolidated Net Tangible Assets of the Company and its consolidated Restricted Subsidiaries.

        "Consolidated Net Tangible Assets" means (a) the total amount of assets (less applicable reserves and other properly deductible items) which under accounting principles generally accepted in the United States would be included on a consolidated balance sheet of the Company and its Restricted Subsidiaries after deducting therefrom, without duplication, the sum of (i) all current liabilities except for (A) notes and loans payable, (B) current maturities of long term debt, (C) current maturities of obligations under capital leases and (D) customer deposits and (ii) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, which in each case under generally accepted accounting principles would be included on such consolidated balance sheet, less (b) the amount which would be so included on such consolidated balance sheet for investments (less applicable reserves) (i) in Unrestricted Subsidiaries or (ii) in corporations while they were Unrestricted Subsidiaries but which at the time of computation are not Subsidiaries of the Company.

        "Mortgage" means and includes any mortgage, pledge, lien, security interest, conditional sale or other title retention agreement or other similar encumbrance.

        "Secured Debt" means indebtedness for money borrowed which is secured by a Mortgage on a Principal Property of the Company or any Restricted Subsidiary.

Restrictions on Sales and Leasebacks

        Neither the Company nor any Restricted Subsidiary may enter into any sale and leaseback transaction involving any Principal Property (a "sale and leaseback transaction"), unless (a) the Company or such Restricted Subsidiary would be entitled under "—Restrictions on Secured Debt" to incur Secured Debt on the Principal Property in a principal amount equal to the Attributable Debt with respect to the sale and leaseback transaction without equally and ratably securing the Senior Notes under the Indenture or (b) (i) the gross proceeds of the sale or transfer of the Principal Property leased equals or exceeds the fair market value of such Principal Property and (ii) within one year after such sale or transfer of such Principal Property shall have been made by the Company or by a Restricted Subsidiary, the Company applies all of the net proceeds to (A) the voluntary retirement of Funded Debt of the Company or any Restricted Subsidiary or (B) the acquisition by the Company or a Restricted Subsidiary of one or more properties which on an aggregate basis have a purchase price in excess of 5% of Consolidated Net Tangible Assets (other than the Principal Property involved in such sale). A sale and leaseback transaction shall not include any sale and leaseback transactions (x) between the Company and a Restricted Subsidiary or between Restricted Subsidiaries or (y) involving the temporary taking back of a lease for a period, including renewals, of less than three years in the case where it is intended that at the end of the lease the use of such property by the Company or such Restricted Subsidiary will be discontinued.

        "Funded Debt" means any indebtedness for money borrowed, created, issued, incurred, assumed or guaranteed, whether secured or unsecured, maturing more than one year after the date of determination thereof and any indebtedness, regardless of its terms, renewable pursuant to the terms thereof or of a revolving credit or similar agreement effective for more than 360 days after the date of the creation of indebtedness.

Book-Entry System for the Senior Notes

        Upon issuance, the Senior Notes will each be represented by a global security or securities (each a "Global Security"). Each Global Security will be deposited with, or on behalf of, DTC (the "Depositary").

        Upon the issuance of any such Global Security, the Depositary or its nominee will credit the accounts of persons held with it with the respective principal or face amounts of the Senior Notes represented by any such Global Security. Ownership of beneficial interests in any such Global Security will be limited to persons that have accounts with the Depositary ("participants") or persons that may hold interests through participants. Ownership of beneficial interests by participants in any such Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary. Ownership of beneficial interests in any such Global Security by persons that hold through participants will be shown on, and the transfer of that ownership interest within such participant will be effected only through, records maintained by such participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to acquire or transfer beneficial interests in any such Global Security.

        Payment of principal of and interest on the Senior Notes will be made to the Depositary or its nominee, as the case may be, as the sole registered owner and holder of any Global Security for all purposes under the Indenture. Neither the Company, the trustee nor any agent of the Company or the trustee will have any responsibility or liability for any aspect of the Depositary's records relating to or payments made on account of beneficial ownership interests in any such Global Security or for maintaining, supervising or reviewing any of the Depositary's records relating to such beneficial ownership interests.

        The Company has been advised by the Depositary that upon receipt of any payment of principal of or interest on any Global Security, the Depositary will immediately credit, on its book-entry registration and transfer system, the accounts of participants with payments in amounts proportionate to their respective beneficial interests in the principal or face amount of such Global Security as shown on the records of the Depositary. Payments by participants to owners of beneficial interests in such Global Security held through such participants will be governed by standing instructions and customary practices as is now the case with securities held for customer accounts registered in "street name" and will be the sole responsibility of such participants.

        No Global Security may be transferred except as a whole by the Depositary to a nominee of the Depositary. Each Global Security is exchangeable for certificated Senior Notes only if (x) the Depositary notifies the Company that it is unwilling or unable to continue as Depositary for such Global Security or if at any time the Depositary ceases to be a clearing agency registered under the Exchange Act and the Company fails within 90 days thereafter to appoint a successor, (y) the Company in its sole discretion determines that such Global Security shall be exchangeable or (z) there shall have occurred and be continuing an Event of Default (as defined in the Indenture) or an event which with the giving of notice or lapse of time or both, would constitute an Event of Default with respect to the Senior Notes represented by such Global Security. In such event, upon request of the holder, the Company will issue Senior Notes in certificated form in exchange for such Global Security. In any such instance, an owner of a beneficial interest in either Global Security will be entitled to physical delivery in certificated form of Senior Notes equal in principal amount to such beneficial interest and to have such Senior Notes registered in its name. Senior Notes so issued in certificated form will be issued in denominations of $2,000 or any larger amount that is an integral multiple of $1,000 in excess thereof and will be issued in registered form only, without coupons. Subject to the foregoing, no Global Security is exchangeable, except for a Global Security of like denomination to be registered in the name of the Depositary or its nominee.

        So long as the Depositary, or its nominee, is the registered owner of a Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Senior Notes represented by such Global Security for the purposes of receiving payment on such Senior Notes, receiving notices and for all other purposes under the Indenture and such Senior Notes. Beneficial interests in the Senior Notes will be evidenced only by, and transfer thereof will be effected only through, records maintained by the Depositary and its participants. Except as provided herein, owners of beneficial interests in any Global Security will not be entitled to and will not be considered the holders thereof for any purposes under the Indenture. Accordingly, each person owning a beneficial interest in such Global Security must rely on the procedures of the Depositary, and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a Holder under the Indenture. The Depositary will not consent or vote with respect to the Global Security representing the Senior Notes. Under its usual procedures, the Depositary will deliver an Omnibus Proxy to the Company as soon as possible after the applicable record date. The Omnibus Proxy will assign Cede & Co.'s (the Depositary's partnership nominee) consenting or voting rights to those participants to whose accounts the Senior Notes are credited on the applicable record date (identified in a listing attached to the Omnibus Proxy).

        The Depositary has advised the Company that the Depositary is a limited-purpose trust company organized under New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered under the Exchange Act. The Depositary was created to hold the securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary's participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations some of whom (and/or their representatives) own the Depositary. Access to the Depositary's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to the Depositary and its participants are on file with the Securities and Exchange Commission.

        Clearstream is incorporated under the laws of Luxembourg as a professional depositary. Clearstream holds securities for its participating organizations ("Clearstream Participants") and facilitates the clearance and settlement of securities transactions between Clearstream Participants through electronic book-entry changes in accounts of Clearstream Participants, thereby eliminating the need for physical movement of certificates. Clearstream provides Clearstream Participants with, among other things, services for safekeeping, administration, clearance and establishment of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries. As a professional depositary, Clearstream is subject to regulation by the Luxembourg Monetary Institute. Clearstream Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, and may include the underwriters. Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream Participant either directly or indirectly.

        Distributions with respect to Senior Notes held beneficially through Clearstream will be credited to cash accounts of Clearstream Participants in accordance with its rules and procedures to the extent received by the Depositary for Clearstream.

        Euroclear was created in 1968 to hold securities for participants of Euroclear ("Euroclear Participants") and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear includes various other services, including securities lending and borrowing, and interfaces with domestic markets in several markets in several countries. Euroclear is operated by Euroclear Bank S.A./N.V. (the "Euroclear Operator"), under contract with Euro-clear Clearance Systems S.C., a Belgian cooperative corporation (the "Cooperative"). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear Participants. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

        The Euroclear Operator is regulated and examined by the Belgian Banking Commission.

        Links have been established among the Depositary, Clearstream and Euroclear to facilitate the initial issuance of the Senior Notes sold outside of the United States and cross-market transfers of the Senior Notes associated with secondary market trading.

        Although the Depositary, Clearstream and Euroclear have agreed to the procedures provided below in order to facilitate transfers, they are under no obligation to perform these procedures, and these procedures may be modified or discontinued at any time.

        Clearstream and Euroclear will record the ownership interests of their participants in much the same way as the Depositary, and the Depositary will record the total ownership of each of the U.S. agents of Clearstream and Euroclear, as participants in the Depositary. When Senior Notes are to be transferred from the account of a Depositary participant to the account of a Clearstream participant or a Euroclear participant, the purchaser must send instructions to Clearstream or Euroclear through a participant at least one day prior to settlement. Clearstream or Euroclear, as the case may be, will instruct its U.S. agent to receive Senior Notes against payment. After settlement, Clearstream or Euroclear will credit its participant's account. Credit for the Senior Notes will appear on the next day (European time).

        Because settlement is taking place during New York business hours, the Depositary's participants will be able to employ their usual procedures for sending Senior Notes to the relevant U.S. agent acting for the benefit of Clearstream or Euroclear participants. The sale proceeds will be available to the Depositary seller on the settlement date. As a result, to the Depositary participant, a cross-market transaction will settle no differently than a trade between two Depositary participants. When a Clearstream or Euroclear participant wishes to transfer Senior Notes to a Depositary participant, the seller will be required to send instructions to Clearstream or Euroclear through a participant at least one business day prior to settlement. In these cases, Clearstream or Euroclear will instruct its U.S. agent to transfer these Senior Notes against payment for them. The payment will then be reflected in the account of the Clearstream or Euroclear participant the following day, with the proceeds back valued to the value date, which would be the preceding day, when settlement occurs in New York, if settlement is not completed on the intended value date, that is, the trade fails, proceeds credited to the Clearstream or Euroclear participant's account will instead be valued as of the actual settlement date.

        You should be aware that you will only be able to make and receive deliveries, payments and other communications involving the Senior Notes through Clearstream and Euroclear on the days when those clearing systems are open for business. Those systems may not be open for business on days when banks, brokers and other institutions are open for business in the United States. In addition, because of time zone differences there may be problems with completing transactions involving Clearstream and Euroclear on the same business day as in the United States.

Same-Day Settlement and Payment for Senior Notes

        Settlement for the Senior Notes will be made by the underwriters in immediately available funds. All cash payments of principal and interest will be made by the Company in immediately available funds.

        The Senior Notes will trade in the Depositary's same-day funds settlement system until maturity or until such Senior Notes are issued in definitive form, and secondary market trading activity in such Senior Notes will therefore be required by the Depositary to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in such Senior Notes.

EXCHANGE CONTROLS

        There are currently no exchange control restrictions on remittances of dividends on our common stock, payment of principal or interest on any indebtedness or on the conduct of our operations in Liberia by reason of our incorporation in Liberia.

 UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

        The following discussion summarizes certain United States federal income tax consequences of ownership and disposition of the Senior Notes applicable to "United States Holders" (as defined below) that meet all of the following conditions:

  •
  the United States Holders purchase Senior Notes in this offering at the "issue price", which will equal the first price to the public (not including bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) at which a substantial amount of the Senior Notes is sold for money; and

  •
  the United States Holders hold the Senior Notes as capital assets (generally, property held for investment).

        This discussion does not describe tax considerations arising under the laws of any foreign, state or local jurisdiction, nor does it describe all of the United States federal tax consequences that may be relevant to United States Holders in light of their particular circumstances or to United States Holders subject to special rules, such as:

  •
  certain financial institutions;

  •
  insurance companies;

  •
  dealers in securities or foreign currencies;

  •
  traders in securities that have elected mark-to-market accounting for their securities;

  •
  persons holding Senior Notes as part of a constructive sale, wash sale, conversion transaction or a hedge or other integrated transaction;

  •
  United States Holders whose functional currency is not the U.S. dollar;

  •
  entities that are tax-exempt for United States federal income tax purposes and retirement plans, individual retirement accounts and tax-deferred accounts;

  •
  partnerships and other entities or arrangements classified as partnerships for United States federal income tax purposes; or

  •
  United States Holders subject to the alternative minimum tax.

If an entity or arrangement classified as a partnership for United States federal income tax purposes holds Senior Notes, the United States federal income tax treatment of a partner in the partnership generally will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Partnerships holding the Senior Notes, and partners in such partnerships, should consult their own tax advisors regarding the United States federal income tax consequences of owning and disposing of the Senior Notes.

        This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, all as in effect or in existence as of the date hereof and all of which are subject to changes or differing interpretations subsequent to the date of this prospectus supplement that may affect (possibly on a retrospective basis) the tax consequences described herein. We have not sought, and will not seek, any rulings from the Internal Revenue Service (the "IRS") regarding the matters discussed herein. There can be no assurance that the IRS will not take positions concerning the tax consequences of the ownership or disposition of the Senior Notes that are different from those discussed below or that a court will not agree with any such positions. Persons considering the purchase of Senior Notes should consult their tax advisers with regard to the application of the United States federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

        As used herein, the term "United States Holder" means a beneficial owner of a Senior Note that, for United States federal income tax purposes, is any one of the following:

  •
  a citizen or individual resident of the United States;

  •
  a corporation, or other entity taxable as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States, any State thereof or the District of Columbia; or

  •
  an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

  Payments of Interest

        Stated interest paid on a Senior Note will be taxable to a United States Holder as ordinary interest income at the time it accrues or is received in accordance with the United States Holder's method of accounting for United States federal income tax purposes.

        Interest income with respect to a Senior Note should constitute foreign source income for United States federal income tax purposes, which may be relevant to a United States Holder in calculating the holder's foreign tax credit limitation.

        Additional amounts (if any) paid pursuant to the obligations described under "Description of Debt Securities—Tax Related Considerations—Payment of Additional Amounts" in the accompanying prospectus would be treated as ordinary interest income.

  Sale, Exchange or Retirement of the Notes

        Upon the sale, exchange or retirement of a Senior Note, a United States Holder will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange or retirement and the United States Holder's tax basis in the Senior Note. A United States Holder's tax basis in a Senior Note will generally equal the cost of such Senior Note to the holder. For these purposes, the amount realized does not include any amount attributable to accrued but unpaid interest. Amounts attributable to accrued but unpaid interest are treated as interest as described under "—Payments of Interest" above. Any gain or loss will generally be United States source income for purposes of computing a United States Holder's foreign tax credit limitation.

        Gain or loss recognized on the sale, exchange or retirement of a Senior Note will generally be capital gain or loss and will be long-term capital gain or loss if at the time of sale, exchange or retirement the Senior Note has been held for more than one year. Long-term capital gains recognized by individual and certain other non-corporate United States Holders generally are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

  Medicare Tax on Investment Income

        Legislation enacted in 2010 generally will impose, beginning in 2013, a new 3.8% Medicare contribution tax on all or a portion of the "net investment income" (which includes certain interest and capital gains) of certain U.S. individuals, estates and trusts.

  Backup Withholding and Information Reporting

        Information returns may be filed with the IRS in connection with payments on the Senior Notes and the proceeds from a sale or other disposition of the Senior Notes. A United States Holder may be

subject to United States backup withholding on these payments if the United States Holder fails to provide its taxpayer identification number to the paying agent or other applicable person and comply with certain certification procedures or otherwise establish an exemption from backup withholding. The amount of any backup withholding from a payment to a United States Holder will be allowed as a credit against the United States Holder's United States federal income tax liability and may entitle the United States Holder to a refund, provided that the required information is timely furnished to the IRS.

  Certain Reporting Requirements

        Legislation enacted in 2010 generally requires individual United States Holders (and to the extent specified in future Treasury regulations, certain United States Holders that are entities) that own "specified foreign financial assets," whose aggregate value exceeds $50,000 on the last day of the taxable year or $75,000 at any other time during the taxable year to file a report on IRS Form 8938 with information relating to the assets for each such taxable year. (These thresholds are increased to $100,000 and $150,000 for filers of joint returns and are further increased for taxpayers living outside the United States.) The Senior Notes will constitute "specified foreign financial assets" unless held in an account maintained by a United States "financial institution" (as defined), such as a bank or brokerage firm. Substantial penalties apply to any failure to timely file a required Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event a person that is required to file IRS Form 8938 fails to do so in a timely fashion or omits information, the statute of limitations on assessment of United States federal income taxes for such a person for the related tax year generally would not close until three years after the date that the required information is ultimately filed. United States Holders should consult their own tax advisors regarding their Form 8938 reporting obligations.

UNDERWRITING

        Subject to the terms and conditions contained in an underwriting agreement dated the date hereof among us and the underwriters named below, for whom Citigroup Global Markets Inc. and J.P. Morgan Securities LLC are acting as representatives, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase from us, the principal amount of Senior Notes that appears opposite its name in the table below.

Underwriters	Principal Amount of Senior Notes
Citigroup Global Markets Inc.	$110,500,000
J.P. Morgan Securities LLC	110,500,000
Goldman, Sachs & Co.	65,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	65,000,000
Morgan Stanley & Co. LLC	65,000,000
RBS Securities Inc.	65,000,000
BNP Paribas Securities Corp.	29,250,000
DNB Markets, Inc.	45,500,000
Scotia Capital (USA) Inc.	34,125,000
BB&T Capital Markets, a division of Scott & Stringfellow, LLC	3,250,000
Deutsche Bank Securities Inc.	3,250,000
Mitsubishi UFJ Securities (USA), Inc.	3,250,000
Mizuho Securities USA Inc.	13,000,000
Raymond James & Associates, Inc.	8,450,000
Skandinaviska Enskilda Banken AB (publ.)	12,675,000
SMBC Nikko Capital Markets Limited	13,000,000
U.S. Bancorp Investments, Inc.	3,250,000

Total	$650,000,000

        The underwriters have agreed to purchase all the Senior Notes sold pursuant to the underwriting agreement if any such Senior Notes are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or, in certain circumstances, the underwriting agreement may be terminated.

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

        The underwriters are offering the Senior Notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the Senior Notes, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

        The underwriters have advised us that they propose initially to offer the Senior Notes to the public at the public offering price on the cover page of this prospectus supplement. The underwriters may offer the Senior Notes to selected dealers at the public offering price minus a concession of up to 0.375% of the principal amount of the Senior Notes. In addition, the underwriters may allow, and those selected dealers may re-allow, a concession of up to 0.250% of the principal amount of the Senior Notes to certain other dealers. After the initial offering, the underwriters may change the public offering price and any other selling terms. The underwriters may offer and sell Senior Notes through certain of their affiliates.

        We estimate that our out-of-pocket expenses of the offering, not including the underwriting discounts, will be approximately $1.75 million and are payable by us.

        The Senior Notes are a new issue of securities with no established trading market. We have not listed and do not intend to list the Senior Notes on any U.S. national securities exchange or quotation system.

        The underwriters intend to make a secondary market for the Senior Notes. However, they are not obligated to do so and may discontinue making any market-making activities for the Senior Notes at any time without any notice. No assurance can be given as to how liquid the trading market for the Senior Notes will be. If an active market for the Senior Notes does not develop, the market price and liquidity of the Senior Notes may be adversely affected. In addition, market-making activities will be subject to the limits imposed by the Exchange Act and may be limited. Accordingly, we cannot assure you as to the liquidity of, or trading market for, the Senior Notes.

        In connection with the offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Senior Notes. Specifically, the underwriters may overallot in connection with this offering, creating a short position in the Senior Notes for their own accounts. In addition, to cover overallotments or to stabilize the price of the Senior Notes, the underwriters may bid for, and purchase, Senior Notes in the open market. Finally, the underwriters may reclaim selling concessions allowed to a trustee or dealer for distributing the Senior Notes in this offering if the underwriters repurchase previously distributed Senior Notes in transactions to cover short portions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Senior Notes above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time. No assurance can be given that an active public market or other market will develop for the Senior Notes or as to the liquidity of the trading market for the Senior Notes.

        The underwriters are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the Company and to persons and entities with relationships with the Company, for which they received or will receive customary fees and expenses. Certain of the underwriters or their respective affiliates are lenders under our revolving credit facilities and term loans.

        In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments, including serving as counterparties to certain derivative and hedging arrangements, and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. If any of the underwriters or their affiliates has a lending relationship with us, certain of those underwriters or their affiliates routinely hedge, and certain other of those underwriters or their affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. A typical hedging strategy would include these underwriters or their affiliates hedging such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the Senior Notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the Senior Notes. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

        SMBC Nikko and SEB (Skandinaviska Enskilda Banken AB (publ.)) are not U.S. registered broker-dealers, and will not effect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of the Financial Industry Regulatory Authority, Inc.

Conflicts of Interest

        Citigroup Global Markets Inc., J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, RBS Securities Inc., DNB Markets, Inc., BNP Paribas Securities Corp., Scotia Capital (USA) Inc., Skandinaviska Enskilda Banken AB (publ.) and Raymond James & Associates, Inc., or their respective affiliates, will each receive 5% or more of the net proceeds of this offering by reason of the repayment of amounts outstanding under certain of our unsecured debt facilities. Accordingly, those underwriters are deemed to have a "conflict of interest" within the meaning of Rule 5121 ("Rule 5121") of the Financial Industry Regulatory Authority, Inc., and this offering will be conducted in accordance with FINRA Rule 5121. That rule requires that a "Qualified Independent Underwriter" meeting specified requirements participate in the preparation of this prospectus supplement and exercise its usual standard of due diligence with respect thereto. Goldman, Sachs & Co. has agreed to act as the Qualified Independent Underwriter for this offering and has agreed in so acting to undertake the legal responsibilities and liabilities of an underwriter under the Securities Act, specifically including those inherent in Section 11 thereof. Goldman, Sachs & Co. will not receive a fee for acting as the Qualified Independent Underwriter for this offering. We have agreed to indemnify Goldman, Sachs & Co. against certain liabilities, including liabilities under the Securities Act. No underwriter with a conflict of interest will confirm sales to any account over which it exercises discretion without the specific written approval of the account holder.

Notice to Prospective Investors in the European Economic Area

        In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), each underwriter has represented and agreed that, with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), it has not be made and will not make an offer of notes which are the subject of the offering contemplated by this prospectus supplement and the accompanying prospectus to the public in that relevant member state other than:

  •
  to any legal entity which is a qualified investor as defined in the Prospectus Directive;

  •
  to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Representatives for any such offer; or

  •
  in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of notes shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

        This prospectus supplement and the accompanying prospectus has been prepared on the basis that any offer of notes in any relevant member state will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of notes. Accordingly any person making or intending to make an offer in that relevant member state of notes which are the subject of the offering contemplated in this prospectus supplement and the accompanying prospectus may only do so in circumstances in which no obligation arises for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of notes in circumstances in which an obligation arises for the Company or the underwriters to publish a prospectus for such offer.

        For purposes of the above provisions, the expression an "offer of notes to the public" in relation to any notes in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes, as the same may be varied in the relevant member state by any measure implementing the Prospectus Directive in the relevant member state. The expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member states) and includes any relevant implementing measure in the relevant member state and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

        This prospectus supplement and the accompanying prospectus are only being distributed to, and are only directed at, persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the "Financial Promotion Order"), (ii) are persons falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated associations etc") of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the "FSMA")) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as "relevant persons"). This prospectus supplement and the accompanying prospectus must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

        Each underwriter has warranted and agreed that:

  •
  (a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the senior notes in circumstances in which Section 21(1) of the FSMA does not apply to the issuer; and

  •
  (b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the senior notes in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in France

        Neither this prospectus supplement, the accompanying prospectus nor any other offering material relating to the Senior Notes described in this prospectus supplement has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The Senior Notes have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus supplement, the accompanying prospectus nor any other offering material relating to the Senior Notes has been or will be:

  •
  released, issued, distributed or caused to be released, issued or distributed to the public in France; or

  •
  used in connection with any offer for subscription or sale of the Senior Notes to the public in France.

        Such offers, sales and distributions will be made in France only:

  •
  to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d'investisseurs), in each case investing for their own account, all as defined in, and in accordance with, articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

  •
  to investment services providers authorized to engage in portfolio management on behalf of third parties; or

  •
  in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l'épargne).

        The Senior Notes may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Hong Kong

        The Senior Notes may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the Senior Notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Senior Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

        The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, "Japanese Person" shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

        This prospectus supplement and accompanying prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and accompanying prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under

Section 274 of the Securities and Futures Act (Chapter 289) (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA. Where the securities are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, then securities, debentures and units of securities and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the securities under Section 275 except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (ii) where no consideration is given for the transfer; or (iii) by operation of law.

LEGAL MATTERS

        The validity of the Senior Notes offered hereby will be passed upon for us by Fried, Frank, Harris, Shriver & Jacobson LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Shearman & Sterling LLP, New York, New York. Watson, Farley & Williams (New York) LLP, New York, New York will pass upon certain matters of Liberian law.

EXPERTS

        The consolidated financial statements and management's assessment of the effectiveness of internal control over financial reporting (which is included in Management's Report on Internal Control Over Financial Reporting) incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K for the year ended December 31, 2011, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered certified public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). You may read and copy any materials we file at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-888-SEC-0330 for further information about the Public Reference Room. The SEC also maintains an internet website at www.sec.gov that contains periodic and current reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC.

        This prospectus supplement is part of a registration statement on Form S-3 that we filed with the SEC, using a "shelf" registration process under the Securities Act of 1933, as amended, relating to the securities to be offered. This prospectus supplement does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to Royal Caribbean Cruises Ltd. and the Senior Notes offered by this prospectus supplement, reference is hereby made to the registration statement. The registration statement, including the exhibits thereto, may be inspected at the Public Reference Room maintained by the SEC at the address set forth above or may be obtained at the SEC's website set forth above. Statements contained herein concerning any document filed as an exhibit are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the registration statement. Each such statement is qualified in its entirety by such reference.

 INCORPORATION OF DOCUMENTS BY REFERENCE

        The SEC allows us to "incorporate by reference" the information that we file with the SEC. This allows us to disclose important information to you by referring to those filed documents. Any information referred to in this way is considered part of this prospectus supplement and the accompanying prospectus, except for any information that is superseded by information that is included directly in this prospectus supplement and the accompanying prospectus, and any information that we file with the SEC after the date of this prospectus supplement will automatically update and supersede this information.

        We are incorporating by reference the documents listed below and all documents that we file after the date of this prospectus supplement with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering of the Senior Notes covered by this prospectus supplement. These additional documents include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K (other than information furnished under Items 2.02 and 7.01, which is deemed not to be incorporated by reference in this prospectus supplement or the accompanying prospectus), as well as proxy statements. You should review these filings as they may disclose a change in our business, prospects, financial condition or other affairs after the date of this prospectus supplement. This prospectus supplement and the accompanying prospectus incorporate by reference the documents listed below that we have filed with the SEC but have not been included or delivered with this document:

  •
  Our Annual Report on Form 10-K for the year ended December 31, 2011, filed on February 29, 2012;

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  Our Definitive Proxy Statement on Schedule 14A, filed on April 20, 2012;

  •
  Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012, filed on April 24, 2012, June 30, 2012, filed on July 27, 2012 and September 30, 2012, filed on October 25, 2012; and

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  Our Current Reports on Form 8-K, filed on February 22, 2012, February 23, 2012, March 28, 2012, April 5, 2012, June 1, 2012, July 11, 2012, July 31, 2012, September 25, 2012 and November 2, 2012.

        We will provide to each person, including any beneficial owner, to whom a prospectus supplement has been delivered free of charge upon oral or written request, copies of any documents that we have incorporated by reference into this prospectus supplement or the accompanying prospectus, other than exhibits that are incorporated by reference into those documents, unless such exhibits are specifically incorporated by reference in such incorporated document. You can obtain copies through our Investor Relations website at www.rclinvestor.com or by contacting our Investor Relations department at 1050 Caribbean Way, Miami, Florida 33132; telephone (305) 539-6153.

        Except as provided above, no other information, including, but not limited to, information on our websites is incorporated by reference in this prospectus supplement or the accompanying prospectus.

        Any statement contained in this prospectus supplement or the accompanying prospectus or in a document incorporated by reference into this prospectus supplement or the accompanying prospectus shall be deemed to be modified or superseded to the extent that a statement is made in any subsequently filed document that modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement or the accompanying prospectus.

PROSPECTUS

Royal Caribbean Cruises Ltd.

Common Stock

Preferred Stock

Debt Securities

        From time to time with this prospectus, we may offer common stock, preferred stock and debt securities, and certain shareholders named in this prospectus or to be identified in the future may offer common stock. We provide more information about how we or the selling shareholders may elect to sell our securities in the section titled "Plan of Distribution" on page 17 of this prospectus. Specific terms of these securities and offerings will be provided in supplements to this prospectus to the extent required by law. Before you invest, you should carefully read this prospectus and any prospectus supplement, together with the documents we incorporate by reference.

        Our common stock is listed on the New York Stock Exchange under the symbol "RCL." On February 23, 2012, the last reported sale price of our common stock was $29.07 per share.

        Investing in these securities involves risks. See "Risk Factors" in our most recent Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q filed with the Securities and Exchange Commission after our most recent Annual Report and, if applicable, any other documents incorporated herein or in the relevant prospectus supplement by reference.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 1, 2012.

        You should rely only on the information contained in or incorporated by reference in this prospectus, in any accompanying prospectus supplement or in any free writing prospectus filed by us with the Securities and Exchange Commission (the "SEC"). Neither we nor the selling shareholders have authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus or any prospectus supplement or in any such free writing prospectus is accurate as of any date other than their respective dates. Our business, financial condition, results of operations and prospects may have changed since the date of this prospectus or of any prospectus supplement, free writing prospectus or document incorporated by reference.

THE COMPANY

        We are the world's second largest cruise company operating 39 ships in the cruise vacation industry across five brands with an aggregate capacity of approximately 92,650 berths as of December 31, 2011. Our global brands include Royal Caribbean International, Celebrity Cruises, and Azamara Club Cruises. These brands are complemented by our Pullmantur brand, which has been custom tailored to serve the cruise markets in Spain, Portugal and Latin America, and our CDF Croisières de France brand, which provides us with a custom tailored product targeted at the French market. In addition, we have a 50% investment in a joint venture which operates the brand TUI Cruises, specifically tailored for the German market.

        Our ships operate on a selection of worldwide itineraries that call on approximately 460 destinations on all seven continents. In addition to our headquarters in Miami, Florida, we have offices and a network of international representatives around the world which focus on our global guest sourcing.

        We compete principally on the basis of exceptional service provided by our crew, innovation and quality of ships, variety of itineraries, choice of destinations and price. We believe that our commitment to build state-of-the-art ships and to invest in the maintenance and revitalization of our fleet to, among other things, incorporate our latest signature innovations, allows us to continue to attract new and loyal repeat guests. We have also undertaken to expand globally and in 2012, we expect a record amount of passenger ticket revenues from outside of the United States. Expanding into growing international markets provides us with the flexibility to deploy our ships among our brand portfolio.

        We believe cruising continues to be a widely accepted vacation choice due to its inherent value, extensive itineraries and variety of shipboard and shoreside activities. In addition, we believe that our products appeal to a large consumer base and are not dependent on a single market or demographic.

        Royal Caribbean International was founded in 1968. The current parent corporation, Royal Caribbean Cruises Ltd., was incorporated on July 23, 1985 in the Republic of Liberia under the Business Corporation Act of Liberia (the "Business Corporation Act"). Our headquarters are located at 1050 Caribbean Way, Miami, Florida 33132. Our telephone number at that address is (305) 539-6000. We maintain internet websites at www.royalcaribbean.com, www.celebritycruises.com, www.azamaraclubcruises.com, www.cdfcroisieresdefrance.fr and www.pullmantur.es. Information for our investors is available at www.rclinvestor.com. The information on our websites is not incorporated into this prospectus.

        The terms "we," "our" and similar terms used in the descriptions of securities contained in this prospectus refer to Royal Caribbean Cruises Ltd. only, and not to its subsidiaries, unless the context requires otherwise.

ABOUT THIS PROSPECTUS

        This prospectus is part of an automatic registration statement that we filed with the SEC as a "well-known seasoned issuer" as defined in Rule 405 under the Securities Act utilizing a "shelf" registration process for the delayed offering and sale of securities pursuant to Rule 415 under the Securities Act. Under this shelf registration process, we and the selling shareholders may offer and sell, from time to time, any combination of the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we and/or the selling shareholders may offer. If required by applicable law, each time we or one or more selling shareholders sell securities under this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering. We may also add, update or change in a prospectus supplement any information contained in this prospectus. To the extent any statement made in a prospectus supplement or a document incorporated by reference herein after the date hereof is inconsistent with the statements made in this prospectus, the statements made in this prospectus will be deemed modified or superseded by those made in the prospectus supplement or the incorporated document. You should read both this prospectus and any prospectus supplement together with additional information incorporated herein and therein described under the heading "Where You Can Find More Information" before you make any investment decision.

ENFORCEABILITY OF CIVIL LIABILITIES

        We are a Liberian corporation. Certain of our directors and controlling persons are residents of jurisdictions other than the United States, and all or a substantial portion of their assets and a significant portion of our assets are located outside the United States. As a result, it may be difficult for investors to serve process within the United States upon us or those persons or to enforce against us or them judgments obtained in United States courts based upon civil liability provisions of the federal securities laws of the United States. We have been advised by the law firm of Watson, Farley & Williams (New York) LLP (as to Liberian law), that, both in original actions and in actions for the enforcement of judgments of United States courts, there is doubt as to whether civil liabilities based solely upon the United States federal securities laws are enforceable in Liberia.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at www.sec.gov, from which interested persons can electronically access our SEC filings, including the registration statement and the exhibits and schedules thereto.

        The SEC allows us to "incorporate by reference" the information that we file with them. This allows us to disclose important information to you by referring to those filed documents. Any information referred to in this way is considered part of this prospectus, and any information that we file with the SEC after the date of this prospectus will automatically update and supersede this information.

        We are incorporating by reference the documents listed below, and all documents that we file after the date of this prospectus with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the termination of the offering of securities covered by this prospectus:

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  Our Annual Report on Form 10-K for the year ended December 31, 2011;

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  Our Current Reports on Form 8-K filed with the SEC on February 22, 2011 and February 23, 2011; and

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  The description of the our Common Stock set forth under the caption "Description of Registrant's Securities to be Registered" in the Company's Registration Statement on Form 8-A filed with the Commission on April 15, 1993.

        Unless we specifically state otherwise, none of the information furnished under Item 2.02 or Item 7.01 in our Current Reports on Form 8-K is, or will be, incorporated by reference in this prospectus.

        We will provide to each person, including any beneficial owner, to whom a prospectus has been delivered, free of charge, upon oral or written request copies of any documents that we have incorporated by reference into this prospectus. You can obtain copies through our Investor Relations website at www.rclinvestor.com or by contacting our Investor Relations department at 1050 Caribbean Way, Miami, Florida 33132; telephone (305) 982-2625.

RISK FACTORS

        Investment in our securities involves a high degree of risk. You should consider carefully the risks and uncertainties described under the heading "Risk Factors" in any applicable prospectus supplement and under the caption "Risk Factors" in any of our filings with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, which are incorporated herein by reference, before you decide whether to purchase any of our securities. These risks could materially adversely affect our business, financial condition, results of operations and cash flows, and you may lose part or all of your investment. For more information, see the section of this prospectus titled "Where You Can Find More Information."

USE OF PROCEEDS

        Unless we specify otherwise in an accompanying prospectus supplement, we will use the net proceeds from the sale of the securities offered by this prospectus for capital expenditures, the repayment of indebtedness, working capital and other general corporate purposes.

        We will not receive any of the proceeds of any sales of common stock by the selling shareholders.

RATIO OF EARNINGS TO FIXED CHARGES

        The following table sets forth the ratio of earnings to fixed charges for each of the periods presented. In calculating this ratio, we take earnings to consist of net income, excluding taxes and income (loss) from equity investees, net of distributions, plus fixed charges and excluding capitalized interest. Fixed charges include gross interest expense, capitalized interest, amortization of deferred financing expenses and an amount equivalent to interest included in rental charges. We have included actual interest charges for the Brilliance of the Seas operating lease and, for all other rentals, we have assumed that one-third of rental expense is representative of the interest factor. The ratios for 2010 and 2009 include a revision for the correction of errors in the manner in which we were amortizing certain guarantee fees related to three outstanding export credit agency guaranteed loans and, to a much lesser extent, fees associated with our revolving credit facilities. Refer to Note 1. "General—Revision of Prior Period Financial Statements" to our consolidated financial statements as filed in our Annual Report on Form 10-K for the year ended December 31, 2011.

	Year ended December 31,
	2011	2010	2009	2008	2007
Ratio of earnings to fixed charges	2.5x	2.2x	1.3x	2.3x	2.4x

DESCRIPTION OF CAPITAL STOCK

General

        Our authorized capital stock consists of 500,000,000 shares of common stock, par value $.01 per share, and 20,000,000 shares of preferred stock, par value $.01 per share. The following summary description of the terms of our capital stock is not complete and is qualified by reference to our Articles of Incorporation, as amended to date, and By-Laws, which are incorporated by reference as exhibits to the registration statement of which this prospectus is part, and the certificate of designations which we will file with the SEC at the time of any offering of our preferred stock.

Common Stock

  General

        Our directors generally have the power to cause shares of any authorized class of our common stock to be issued for any corporate purpose.

        Holders of our common stock are entitled to one vote per share on all matters submitted to our shareholders, and unless the Business Corporation Act otherwise provides, the presence in person or by proxy of the holders of a majority of all of our outstanding common stock at any meeting of shareholders will constitute a quorum for the transaction of business at that meeting. We cannot subject the holders of our common stock to further calls or assessments. Under our Articles of Incorporation, holders of our common stock will have no preemptive, subscription or conversion rights.

        Neither Liberian law nor our Articles of Incorporation nor any of our other organizational documents limit the right of persons who are not citizens or residents of Liberia to hold or vote our common stock. However, in May 2000, our Articles of Incorporation were amended to prohibit any person, other than our two existing largest shareholders, from owning, as determined for purposes of Section 883(c)(3) of the United States Internal Revenue Code of 1986 as amended, and the regulations promulgated thereunder, shares that give such person in the aggregate more than 4.9% of the relevant class or classes of our common stock.

  Dividends

        Holders of our common stock have an equal right to receive dividends when declared by our board of directors out of funds legally available for the distribution of dividends.

  Sales of Assets, Liquidation and Mergers

        Under the Business Corporation Act, the holders of 66% of the outstanding shares of our common stock need to approve the sale of all or substantially all of our assets and any decisions by us to liquidate or dissolve. However, holders of only one-half of the outstanding shares of our common stock may elect to institute judicial dissolution proceedings on our behalf under the Business Corporation Act. In the event of our liquidation or dissolution, the holders of our common stock will be entitled to share pro rata in the net assets available for distribution to them, after we have paid amounts owed to all creditors and we have paid holders of our outstanding preferred stock the liquidation preferences they are entitled to.

        Under the Business Corporation Act, the holders of a majority of the outstanding shares of our common stock need to approve a merger or consolidation involving us (other than a merger or consolidation with any of our subsidiaries of which we own at least 90%).

  Call of Meetings

        Our By-Laws provide that special meetings of our shareholders can be called at any time by either our board of directors, the Chief Executive Officer, or by our shareholders holding at least 50% of our outstanding common stock. In addition, our shareholders may call for meetings of shareholders if there has been a failure to hold an annual meeting.

  Election of Directors

        Our directors are elected, at either any annual meeting or any special meeting, by a majority of the votes cast by shareholders entitled to vote, and cumulative voting is not permitted. Vacancies on our board of directors are filled by the vote of a majority of the remaining board members for the unexpired term.

        Our board of directors is divided into three classes: Class I, Class II and Class III, with the directors in each class holding office for staggered terms of three years each.

  Amendments to Our Articles of Incorporation and By-Laws

        Any amendment to our Articles of Incorporation or any shareholder proposal to amend our By-Laws generally requires the authorization by affirmative vote of the holders of not less than two-thirds of all outstanding shares entitled to vote. This requirement does not apply to (1) an amendment to change our registered agent or registered address; (2) an amendment to change the authorized number of shares of stock; or (3) an amendment for establishing and designating the shares of any class or of any series of any class. In the first two cases, our Articles of Incorporation can be amended by the affirmative vote of the holders of a majority of all of our outstanding shares entitled to vote. In the third case, our board of directors has the power to establish and designate new classes of preferred stock. In addition, our board of directors has the power to adopt, amend or repeal our By-Laws.

  Dissenters' Rights of Appraisal and Payment

        Under Liberian law, our shareholders have the right to dissent from various corporate actions, including any merger or sale of all or substantially all of our assets not made in the usual course of our business, and have the right to receive payment of the fair value of their shares. If we amend our Articles of Incorporation in a way that alters certain rights of any of our shareholders, those shareholders have the right to dissent and receive payment for their shares. The dissenting shareholders may not receive that payment unless they follow the procedures set forth in the Business Corporation Act. Those procedures require that proceedings be instituted in the circuit court in the judicial circuit in Liberia in which our Liberian office is situated if we cannot agree with our dissenting shareholders on a price for the shares. The value of the shares of any dissenting shareholder is fixed by the court after reference, if the court so elects, to the recommendations of a court-appointed appraiser.

  Shareholders' Actions

        Under Liberian law, any of our shareholders may bring an action in our name to procure a judgment in our favor, provided that shareholder is a holder of our common stock both at the time the action is commenced and at the time of the transaction to which the action relates.

  Limitations Under Indebtedness

        Agreements governing certain of our indebtedness contain covenants that impose restrictions (subject to some exceptions) on us and our subsidiaries' ability to take certain corporate actions.

  Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

Preferred Stock

        The material terms of any series of preferred stock that we offer though a prospectus supplement will be described in that prospectus supplement. Our board of directors is authorized to provide for the issuance of preferred stock in one or more series with designations as may be stated in the resolution or resolutions providing for the issue of such preferred stock. At the time that any series of our preferred stock is authorized, our board of directors will fix the dividend rights, any conversion rights, any voting rights, redemption provisions, liquidation preferences and any other rights, preferences, privileges and restrictions of that series, as well as the number of shares constituting that series and their designation. Our board of directors could, without shareholder approval, cause us to issue preferred stock which has voting, conversion and other rights that could adversely affect the holders of our common stock or make it more difficult to effect a change in control. Our preferred stock could be used to dilute the stock ownership of persons seeking to obtain control of us and thereby hinder a possible takeover attempt which, if our shareholders were offered a premium over the market value of their shares, might be viewed as being beneficial to our shareholders. In addition, our preferred stock could be issued with voting, conversion and other rights and preferences which would adversely affect the voting power and other rights of holders of our common stock.

Liability of Directors and Officers

        Our Articles of Incorporation and By-Laws contain provisions which eliminate the personal liability of our directors and officers for monetary damages resulting from breaches of their fiduciary duties other than liability for:

  •
  breaches of the duty of loyalty;

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  acts or omissions not in good faith;

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  acts or omissions which involve intentional misconduct or a knowing violation of law; or

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  any transactions in which the director derived an improper personal benefit.

        We believe that these provisions are necessary to attract and retain qualified persons as our directors and officers.

DESCRIPTION OF DEBT SECURITIES

        The following summarizes some of the general terms and conditions of the debt securities that we may issue under this prospectus. Each time we issue debt securities under this prospectus, we will file a prospectus supplement with the SEC. The prospectus supplement may contain additional terms of those debt securities. The terms presented here, together with the terms contained in the prospectus supplement, will be a description of the material terms of the debt securities, but if there is any inconsistency between the terms presented here and those in the prospectus supplement, those in the prospectus supplement will apply and will replace those presented here.

        We will issue the debt securities under an indenture dated as of July 31, 2006 between us and The Bank of New York Trust Company, N.A., as trustee. We will issue each series of debt securities under the terms of a supplemental indenture or an officers' certificate delivered under the authority of resolutions adopted by our board of directors and the indenture. The terms of any debt securities will include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939. The debt securities will be subject to all those terms, and we refer the holders of debt securities to the indenture, which was filed as an exhibit to our Registration Statement on Form S-3, file no. 333-158161, and is incorporated by reference into the Registration Statement of which this prospectus is a part, and the Trust Indenture Act for a statement of those terms.

        The following summaries of various provisions of the indenture and the debt securities are not complete. Unless we indicate otherwise, capitalized terms have the meanings given to them in the indenture. All section references below are to sections of the indenture.

General

        The debt securities will be unsecured senior obligations and will rank equally with all of our other unsecured and unsubordinated debt. The indenture does not limit the aggregate principal amount of debt securities that we may issue, and we may issue debt securities periodically in series. In addition, the indenture does not limit the ability of our subsidiaries to incur debt other than secured debt. Any debt incurred by our subsidiaries ranks structurally senior to any debt incurred by us with respect to the assets of the subsidiary borrower (unless that subsidiary issues a subsidiary guarantee). We do not have to issue all the debt securities of one series at the same time and, unless we otherwise specify in a prospectus supplement, we may reopen a series to issue more debt securities of that series without the consent of any holder of debt securities, including the holder of such series. (Sections 301 and 303) The indenture provides that more than one trustee may be appointed under the indenture to act on behalf of the holders of the different series of debt securities.

        We refer you to the prospectus supplement relating to the debt securities of any particular series for a description of the terms of those debt securities, including, where applicable:

  •
  the title of those debt securities;

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  the aggregate principal amount of those debt securities and any limit on the aggregate principal amount of those debt securities and whether the debt securities are part of a series of securities previously issued or represent a new series;

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  the person to whom any interest (which includes any additional amounts, see "—Tax Related Considerations—Payment of Additional Amounts") on those debt securities will be payable if not the person in whose name a debt security is registered at the close of business on the regular record date for that interest;

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  the date or dates on which the principal of those debt securities is payable, or the method by which that date or those dates will be determined;

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  the interest rate or rates, which may be fixed or variable, of those debt securities, if there is any interest, or the method by which that rate or those rates will be determined;

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  the date or dates from which interest will accrue and the dates on which interest will be payable;

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  the regular record date for any interest payable on any interest payment date or the method by which that date will be determined;

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  the basis upon which interest will be calculated if not based on a 360-day year of twelve 30-day months;

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  the place or places where the principal of and any premium and interest on those debt securities will be payable;

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  the times at which, prices at which, currency in which and the other terms and conditions upon which those debt securities may be redeemed, in whole or in part, at our option;

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  any obligation we have to redeem, repay, purchase, or offer to purchase those debt securities according to any sinking fund or similar provisions or at a holder's option and the times at which, prices at which, currency in which and the other terms and conditions upon which those debt securities will be redeemed, repaid or purchased;

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  our right to defease those debt securities or various restrictive covenants and events of default applicable to those debt securities under limited circumstances (see "—Defeasance—Defeasance and Discharge" and "—Defeasance—Defeasance of Certain Covenants")

  •
  if not in United States dollars, the currency in which we are to pay principal of and any premium and interest on those debt securities and the equivalent of those amounts in United States dollars;

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  any index, formula or other method used to determine the amount of the payments of principal of or any premium and interest on those debt securities;

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  if those debt securities are to be issued only in the form of a global security as described under "Book-Entry Debt Securities," the depositary for those debt securities or its nominee and the circumstances under which the global security may be registered for transfer or exchange or authenticated and delivered in the name of a person other than the depositary or its nominee;

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  if any payment, other than the principal of or any premium or interest on those debt securities, may be payable, at our or a holder's election, in a currency that is not the currency in which those debt securities are denominated or stated to be payable, the terms and conditions upon which that election may be made;

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  if not the entire principal amount of those debt securities, the portion of the principal amount of those debt securities which will be payable upon declaration of acceleration or, if the debt securities are convertible, the portion of the principal amount of those debt securities that is convertible under the provisions of the indenture;

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  any provisions granting special rights to the holders of those debt securities if specified events occur;

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  any deletions from, modifications of or additions to, the events of default or our covenants applicable to those debt securities, whether or not those events of default or covenants are consistent with the events of default or covenants described in this prospectus;

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  whether and under what circumstances we will not pay additional amounts on those debt securities to a holder and whether or not we may redeem those debt securities rather than pay those additional amounts and the terms of that option to redeem;

  •
  any obligation we have to convert those debt securities into shares of our common stock or preferred stock and the initial conversion price or rate, the conversion period, any adjustment of the applicable conversion price, any requirements regarding the reservation of shares of our capital stock for the conversion and other terms and conditions of the conversion; and

  •
  any other terms of those debt securities. (Section 301).

        The debt securities may provide that less than their entire principal amount will be payable upon acceleration of their maturity ("original issue discount securities"). We will describe any special United States federal income tax, accounting and other considerations that apply to original issue discount securities in the applicable prospectus supplement.

Denominations, Interest, Registration and Transfer

        Unless we indicate otherwise in the applicable prospectus supplement, we will issue the debt securities of any series in denominations of $1,000 and integral multiples of $1,000. (Section 302)

        Unless we otherwise specify in the applicable prospectus supplement, we will pay the principal of and any premium and interest on any series of debt securities at the corporate trust office of the trustee, currently located at 10161 Centurion Parkway, Jacksonville, FL 32256. However, we may pay interest by check mailed to the address in the security register of the person entitled to that interest or by wire transfer of funds to that person's United States bank account. (Sections 307 and 1002)

        Any interest on a debt security that we do not punctually pay or provide for on an interest payment date will after that date not be payable to the holder on the related regular record date. Instead, that interest may either be paid to the person in whose name that debt security is registered at the close of business on a special record date designated by the trustee or be paid at any time in any other lawful manner as described in the indenture. If the trustee establishes a special record date, it will notify the holder of that date not less than 10 days prior to that date. (Section 307)

        Subject to some limitations imposed on debt securities issued in book-entry form, a holder may exchange debt securities of any series for other debt securities of that series as long as the newly issued debt securities are issued in the same aggregate principal amount as the debt securities being exchanged and in an authorized denomination. The holder must surrender the debt securities to be exchanged at the corporate trust office of the trustee. In addition, subject to some limitations imposed on debt securities issued in book-entry form, a holder may surrender for conversion, if convertible, or register for transfer the debt securities of any series at the corporate trust office of the trustee. Every debt security surrendered for conversion or registration of transfer or exchange must be endorsed or accompanied by a written instrument of transfer. We will not impose a service charge for any registration of transfer or exchange of any debt securities, but we may require payment of an amount that will cover any tax or other governmental charge payable as a result of the transfer or exchange. (Section 305) If we designate a transfer agent for any series of debt securities, we may rescind that designation at any time. We may also approve a new location for that transfer agent to act, provided that we maintain a transfer agent in each place of payment for that series of debt securities. We may at any time designate additional transfer agents for any series of debt securities. (Section 1002)

        In the event of any redemption of any series of debt securities in part, neither we nor the trustee will be required to:

  •
  issue, register the transfer of or exchange debt securities of that series during the period beginning at the opening of business 15 days before the mailing of the redemption notice for those debt securities and ending at the close of business on the mailing date of the redemption notice; or

  •
  register the transfer of or exchange any debt security or any portion of a debt security called for redemption, except the unredeemed portion of any debt security being redeemed in part. (Section 305).

Covenants

        We will describe any particular covenants relating to a series of debt securities in the prospectus supplement relating to that series. The "covenant defeasance" provisions described below will apply to those covenants unless we provide otherwise in a prospectus supplement related to a particular series of debt securities.

Restrictions on Consolidation, Merger and Certain Sales of Assets

        Without the consent of the holders, we may consolidate with or merge with or into, or convey, transfer or lease our properties and assets substantially as an entirety to, any person and may permit any person to merge with or into, or convey, transfer or lease its properties and assets substantially as an entirety to us if:

  •
  immediately after giving effect to that transaction, and treating any indebtedness that becomes our obligation as a result of the transaction as having been incurred by us at the time of the transaction, no event of default and no event which after notice or lapse of time or both would become an event of default shall have occurred and be continuing; and

  •
  the successor person assumes all our obligations under the indenture; provided that the successor person is a corporation, trust or partnership organized under the laws of the United States, any state of the United States, the District of Columbia, the Republic of Liberia or any country recognized by the United States. (Section 801).

Events of Default

        Except as we may otherwise provide in a prospectus supplement for any particular series of debt securities, the following events are "events of default" for any series of debt securities:

  •
  our failure to pay interest or any additional amounts on those debt securities for 30 days after that interest or those additional amounts become due;

  •
  our failure to pay the principal or any premium on those debt securities when due at maturity;

  •
  our failure to deposit any sinking fund payment for those debt securities when due;

  •
  our failure to perform any other covenants in the indenture for 60 days after written notice has been given as provided in the indenture;

  •
  our failure to pay when due any payment on, or the acceleration of, any of our indebtedness for money borrowed that exceeds $50 million in the aggregate under any mortgages, indentures (including the indenture for the debt securities) or instruments under which we may have issued, or which there may have been secured or evidenced, any of our indebtedness for money borrowed, if that indebtedness is not discharged or the acceleration is not annulled within 30 days after written notice has been given as provided in the indenture;

  •
  the occurrence of certain events of bankruptcy, insolvency or reorganization; or

  •
  the occurrence of any other event of default that we provide for debt securities of that series. (Section 501).

        If an event of default affecting any series of debt securities occurs and continues, either the trustee or the holders of at least 25% of the aggregate principal amount of the debt securities of that series then outstanding may declare the principal amount (or, if the debt securities of that series are original issue discount securities or indexed securities, the portion of the principal amount specified in the terms of that series) of all of the debt securities of that series to be immediately due and payable. At any time after a declaration of acceleration affecting debt securities of any series has been made, but before a judgment or decree based on acceleration has been obtained, the holders of a majority in principal amount of the debt securities outstanding of that series may, under limited circumstances, rescind and annul that acceleration. (Section 502)

        The indenture requires that we file annually with the trustee a certificate of our principal executive, financial or accounting officer as to his or her knowledge of our compliance with all conditions and covenants of the indenture. (Section 1005)

        We refer you to the prospectus supplement relating to each series of debt securities that are original issue discount securities for the particular provisions regarding acceleration of the maturity of a portion of the principal amount of those original issue discount securities if an event of default occurs and continues.

        Subject to the provisions of the indenture relating to the trustee's duties, if an event of default occurs and continues, the indenture provides that the trustee is not required to exercise any of its rights or powers under the indenture at the request, order or direction of holders unless those holders have offered to the trustee reasonable indemnity. (Section 603) Subject to those provisions regarding indemnification and rights of the trustee, the indenture provides that the holders of a majority in principal amount of the debt securities then outstanding have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee. (Section 512)

Defeasance and Satisfaction and Discharge

        The obligations that we have under the indenture will not apply to the debt securities of a series (except for our obligations to register any transfer or exchange of those debt securities and provide for additional amounts) when all those debt securities:

  •
  have been delivered to the trustee for cancellation;

  •
  have become due and payable; or

  •
  will upon their stated maturity or redemption within one year become due and payable,

and we have irrevocably deposited with the trustee as trust funds for that purpose an amount sufficient to pay and discharge the entire indebtedness on those debt securities. (Section 401)

        The prospectus supplement relating to the debt securities of any series will state if any additional defeasance provisions will apply to those debt securities.

  Defeasance and Discharge

        The indenture allows us to elect to defease and be discharged from all of our obligations with respect to any series of debt securities then outstanding (except for those obligations to pay additional amounts, register the transfer or exchange of the debt securities, replace stolen, lost or mutilated debt securities, maintain paying agencies and hold moneys for payment in trust) provided the following conditions have been satisfied:

  •
  We have deposited in trust with the trustee (a) funds in the currency in which the debt securities are payable, or (b) if the debt securities are denominated in United States dollars, (A) United States Government Obligations or (B) a combination of United States dollars and United States Government Obligations in each case, in an amount sufficient to pay and discharge the principal, interest, premium and any mandatory sinking fund payments on the outstanding debt securities of the series; and

  •
  We have delivered to the trustee an opinion of counsel that states that the discharge will not be considered, or result in, a taxable event to the holders of the debt securities of the series. (Section 403).

  Defeasance of Certain Covenants

        The indenture states that if the debt securities of a series so provide, we need not comply with some restrictive covenants applicable to those debt securities (except for our obligation to pay additional amounts) and that our failure to comply with those covenants will not be considered events of default under the indenture and those debt securities if the following conditions have been satisfied:

  •
  We have deposited in trust with the trustee (a) funds in the currency in which the debt securities are payable, or (b) if those debt securities are denominated in United States dollars, (A) United States Government Obligations or (B) a combination of United States dollars and United States Government Obligations in each case, in an amount sufficient to pay and discharge the principal, interest, premium and any mandatory sinking fund payments on the outstanding debt securities of the series; and

  •
  We have delivered to the trustee an opinion of counsel that states that the discharge will not be considered, or result in, a taxable event to the holders of the debt securities of the series. (Section 1004).

Modification of the Indenture

        We and the trustee may modify or amend the indenture if we obtain the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of each series affected by the modification or amendment. However, the indenture may not be modified or amended to:

  •
  change the stated maturity of the principal of, or any installment of principal of or any interest on, any debt security;

  •
  reduce the principal amount of any debt security;

  •
  reduce the rate of interest on any debt security;

  •
  reduce any additional amounts payable on any debt security;

  •
  reduce any premium payable upon the redemption of any debt security;

  •
  reduce the amount of the principal of an original issue discount security that would be due and payable upon a declaration of acceleration of its maturity under the terms of the indenture;

  •
  change any place of payment where, or the currency in which any debt security or any premium or interest on that debt security is payable;

  •
  impair the right to institute suit for the enforcement of any payment of principal of or premium or any interest on any debt security on or after its stated maturity, or, in the case of redemption, on or after the redemption date;

  •
  reduce the percentage in principal amount of the outstanding debt securities of any series, the consent of whose holders is required for the supplemental indenture;

  •
  reduce the percentage in principal amount of the outstanding debt securities of any series, the consent of whose holders is required for any waiver of compliance with certain provisions of the indenture or certain defaults under the indenture and their consequences; or

  •
  modify any of the provisions relating to supplemental indentures, waiver of past defaults or waiver of certain covenants, except to increase the percentage in principal amount of the outstanding debt securities of a series required for the consent of holders to approve a supplemental indenture or a waiver of a past default or compliance with certain covenants or to provide that certain other provisions of the indenture cannot be modified or waived without the consent of the holder of each outstanding debt security that would be affected by such a modification or waiver, without the consent of the holders of each of the debt securities affected by that modification or amendment. (Section 902)

        We and the trustee may amend the indenture without notice to or the consent of any holder of debt securities for any of the following purposes:

  •
  to evidence that another person is our successor and that that person has assumed our covenants in the indenture and in the debt securities as obligor;

  •
  to add to our covenants for the benefit of the holders of all or any series of debt securities;

  •
  to surrender any right or power conferred upon us in the indenture;

  •
  to add additional events of default;

  •
  to add or change any provisions of the indenture to the extent necessary to permit or facilitate issuing debt securities in bearer form, whether registrable or not as to principal, and with or without interest coupons;

  •
  to permit or facilitate the issuance of debt securities in uncertificated form;

  •
  to add to, change or eliminate any of the provisions of the indenture affecting one or more series of debt securities, provided that the addition, change or elimination—

  •
  shall not (X) apply to debt securities of any series created before the execution of the supplemental indenture and entitled to the benefit of that provision or (Y) modify the rights of any holder of those outstanding debt securities with respect to such provision or

  •
  shall become effective only when there are no such debt securities of that series outstanding;

  •
  to establish the form or terms of debt securities of any series as permitted by the indenture, including any provisions and procedures relating to debt securities convertible into our common stock or preferred stock;

  •
  to evidence and provide for the acceptance of appointment of a successor trustee for the debt securities of one or more series and to add to or change any of the provisions of the indenture necessary to provide for or facilitate the administration of the trusts under the indenture by more than one trustee;

  •
  to secure the debt securities;

  •
  to supplement any of the provisions of the indenture to the extent necessary to permit or facilitate the defeasance and discharge of any series of debt securities under the indenture if doing so does not adversely affect the interests of the holders of debt securities of that series or any other series in any material respect;

  •
  to cure any ambiguity, to correct or supplement any provision in the indenture which may be inconsistent with any other provision in the indenture if doing so does not adversely affect the interests of the holders of debt securities of that series or any other series in any material respect; or

  •
  to make any other provisions regarding matters or questions arising under the indenture if doing so does not adversely affect the interests of the holders of debt securities of that series or any other series in any material respect. (Section 901).

Conversion Rights

        We will describe any terms and conditions upon which the debt securities are convertible into our common stock or preferred stock in the applicable prospectus supplement. Those terms will include:

  •
  whether those debt securities are convertible into our common stock or preferred stock;

  •
  the conversion price or manner of calculating the conversion price;

  •
  the conversion period;

  •
  provisions as to whether conversion will be at our option or the option of the holders;

  •
  the events requiring an adjustment of the conversion price; and

  •
  provisions affecting conversion in the event of the redemption of those debt securities. (Section 301).

Book-Entry Debt Securities

        We may issue the debt securities of a series, in whole or in part, in the form of one or more global securities that will be deposited with, or on behalf of, a depositary. We will identify the depositary in the applicable prospectus supplement relating to that series. If we issue one or more global securities, we will issue them in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of the outstanding debt securities of the series to be represented by that global security or those global securities. We may issue global securities in either registered or bearer form and in either temporary or permanent form. We will describe the specific terms of the depositary arrangement for a series of debt securities in the applicable prospectus supplement relating to that series. (Sections 301, 304 and 305)

Tax Related Considerations

  Payment of Additional Amounts

        Any amounts that we pay with respect to any series of debt securities will be paid without deduction or withholding for any and all present or future tax, duty, levy, impost, assessment or other governmental charges imposed or levied by or on behalf of the Liberian government or the government of the jurisdiction of our successor or any authority or agency in that government having power to tax ("Taxes"), unless we are required to withhold or deduct Taxes by law or by the interpretation or administration of that law. If we are so required to deduct or withhold any amount for Taxes from any payment made with respect to any series of debt securities, we will pay any "additional amounts" necessary so that the net payment received by each holder, including additional amounts, after the withholding or deduction, will not be less than the amount the holder would have received if those Taxes had not been withheld or deducted. However, we will pay no additional amounts with respect to a payment made to a holder which is subject to those Taxes because that holder is subject to the jurisdiction of the government of our jurisdiction of organization or any territory of that jurisdiction other than by merely holding the debt securities or receiving payments under the debt securities (an "excluded holder"). We will also pay no additional amounts with respect to a payment made to a holder, if we would not be required to withhold or deduct any amount for Taxes from any payment made to that holder, if that holder filed a form with the relevant government with no other consequence to that holder. We will also deduct or withhold and remit the full amount deducted or withheld to the relevant authority according to applicable law. We will furnish the holders, within 30 days after the date the payment of any Taxes is due under applicable law, certified copies of tax receipts evidencing our payment. We will indemnify and hold harmless each holder and upon written request reimburse each holder for the amount of any:

  •
  Taxes levied or imposed on and paid by that holder as a result of payments with respect to the debt securities (other than for an excluded holder);

  •
  liability, including penalties, interest and expense, arising from those Taxes; and

  •
  Taxes imposed as a result of any reimbursement we make under this covenant. (Section 1007).

  Redemption or Assumption of Debt Securities under Certain Circumstances

        If we determine, based upon an opinion of counsel, that we would be required to pay an additional amount, because of any change in or amendment to:

  •
  the laws and related regulations of Liberia or any political subdivision or taxing authority of Liberia; or

  •
  the laws and related regulations of any jurisdiction in which we are organized or any political subdivision or taxing authority of that jurisdiction; or

  •
  any official position regarding the application or interpretation of the above laws or regulations,

which is announced or becomes effective after the date of the indenture, then we may, at our option, on giving not less than 30 days' nor more than 60 days' notice, redeem the debt securities in whole, but not in part, at any time at a redemption price equal to 100% of the principal amount of the debt securities plus accrued interest to the redemption date or, in the case of securities issued at a discount, at a redemption price equal to the offering price plus accrued original issue discount to the redemption date. Any notice of redemption we give will be irrevocable, and we may not give any notice of redemption more than 90 days before the earliest date on which we would be obligated to pay additional amounts. At the time we give notice of redemption, the obligation to pay additional amounts remains in effect. (Section 1108).

SELLING SHAREHOLDERS

        The following table provides the name of each selling shareholder and the number of shares of our common stock offered by each selling shareholder under this prospectus. Each selling shareholder listed below has previously been granted registration rights with respect to the shares offered pursuant to that Amended and Restated Registration Rights Agreement, dated as of July 30, 1997 among the Company, A. Wilhelmsen AS, Cruise Associates, Monument Capital Corporation, Archinav Holdings, Ltd. and Overseas Cruiseship, Inc. (the "Initial Shareholders"), as joined from time to time by assignees of the Initial Shareholders. The shares offered by this prospectus may be offered from time to time by the selling shareholders listed below. The selling shareholders are not obligated to sell any of the shares of common stock offered by this prospectus. The selling shareholders reserve the right to accept or reject, in whole or in part, any proposed sale of shares. The selling shareholders may also offer and sell less than the number of shares indicated. The selling shareholders are not making any representation that any shares covered by this prospectus will or will not be offered for sale. Certain of the selling shareholders named herein and their predecessors were parties to a shareholders agreement that governed, among other things, the voting of their shares with respect to the election of directors. The shareholders agreement was terminated in August 2011.

        Information with respect to beneficial ownership is based on our records, information filed with the SEC or information furnished to us by each selling shareholder. Beneficial ownership has been determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power and investment power with respect to those securities. Unless otherwise indicated by footnote, and subject to applicable community property laws, to our knowledge, the persons and entities named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

					Shares Beneficially Owned After the Offering Assuming All Shares Registered Are Sold(1)
	Shares Beneficially Owned Before the Offering
				Maximum Number of Shares Offered
Name	Number (#)		Percent(2)		Number (#)	Percent(2)
A. Wilhelmsen AS.(3)	41,966,472		19.3%	41,966,472	—	*
Osiris Holdings Inc.(4)	11,277,680		5.2%	10,156,380	1,121,300	*
CIBC Trust Company (Bahamas) Limited, in its capacity as trustee(5)	10,696,585		4.9%	10,317,683	378,902	*
Thomas J. Pritzker(6)	792,043	(7)	*	512,923	279,120	*
Penny Pritzker(8)	267,415		*	267,415	—	*

*
Denotes ownership of less than 1% of the outstanding shares of common stock

(1)
Assumes that all of the shares of common stock registered by the selling shareholders have been sold.

(2)
Based on 217,571,608 shares of our common stock issued and outstanding as of February 16, 2012.

(3)
A. Wilhelmsen AS. is a Norwegian corporation, the indirect beneficial owners of which are members of the Wilhelmsen family of Norway. Arne Alexander Wilhelmsen is a member of our Board of Directors. He disclaims beneficial ownership of the shares held by A. Wilhelmsen AS. The address of A. Wilhelmsen AS. is Beddingen 8, Aker Brygge, 0250 Oslo, P.O. Box 1583, Vika N-0118 Oslo, Norway.

(4)
Represents (i) 9,656,380 shares held by Osiris Holdings Inc., a Liberian corporation indirectly beneficially owned by a trust primarily for the benefit of certain members of the Ofer family and (ii) 1,621,300 shares held by Dean Holdings Inc., a wholly-owned subsidiary of Osiris Holdings Inc.

  Only 500,000 shares of the 1,621,300 shares held by Dean Holdings Inc. are being registered pursuant to this prospectus. Eyal Ofer is a member of our Board of Directors. He disclaims beneficial ownership of the shares held by Osiris Holdings Inc. and Dean Holdings Inc. The address of Osiris Holdings Inc. is c/o Bex Property Management S.A.M., 3 ruelle Saint Jean, 98000 Monaco.

(5)
Represents 10,317,683 shares of common stock held of record by trusts for the benefit of certain lineal descendants of Nicholas J. Pritzker, deceased, including Thomas J. Pritzker, one of our directors, of which CIBC Trust Company (Bahamas) Limited ("CIBC") is the sole trustee of such trusts. The address of CIBC, solely in its capacity as trustee of such trusts, is Goodman's Bay Corporate Centre, First Floor, P.O. Box N-3933, Nassau, Bahamas. Thomas J. Prtizer disclaims beneficial ownership of shares held by these trusts, except to the extent of his pecuniary interest therein.

(6)
Thomas J. Pritzker is a member of our Board of Directors. The address of Thomas J. Pritzker is 71 South Wacker Dr., Suite 4700, Chicago, Illinois 60606.

(7)
Includes 19,088 options to purchase shares of common stock at exercise prices ranging from $7.265 to $51.23. Does not include 7,232 restricted stock units scheduled to vest more than 60 days from the date of this prospectus.

(8)
The address of Penny Pritzker is 300 N. LaSalle Street, Suite 1500, Chicago, Illinois 60654.

PLAN OF DISTRIBUTION

        We and any selling shareholder (including any selling shareholder's transferees, assignees or other successors-in-interest) may sell the securities offered under this prospectus in any one or more of the following ways from time to time:

  •
  through agents;

  •
  to or through underwriters;

  •
  through brokers or dealers;

  •
  through a block trade in which the broker or dealer engaged to handle the block trade will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

  •
  directly to one or more purchasers, including through a specific bidding, auction or other process;

  •
  through a combination of any of these methods of sale; or

  •
  any other method permitted by applicable law.

The common stock may be sold in one or more transactions at:

  •
  fixed prices;

  •
  prevailing market prices at the time of sale;

  •
  prices related to the prevailing market prices;

  •
  varying prices determined at the time of sale; or

  •
  negotiated prices.

These sales may be effected in transactions:

  •
  on any national securities exchange or quotation service on which our common stock may be listed or quoted at the time of sale, including the New York Stock Exchange;

  •
  in the over-the-counter market;

  •
  otherwise than on such exchanges or services or in the over-the-counter market;

  •
  through the writing of options, whether the options are listed on an options exchange or otherwise (including the issuance by the selling shareholders of derivative securities);

  •
  through the settlement of short sales; or

  •
  through a combination of the foregoing.

        These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as agent on both sides of the trade.

        If required by applicable law, we will describe in a prospectus supplement the particular terms of the offering of the securities, including the following:

  •
  the names of any agents, underwriters, brokers or dealers;

  •
  the purchase price of the securities and the net proceeds from the sale;

  •
  any underwriting discounts and other items constituting underwriters' compensation;

  •
  any public offering price and any discounts or concessions allowed or reallowed or paid to dealers;

  •
  any securities exchanges on which the shares of common stock may be listed; and

  •
  any other information we think is material.

        In addition, any selling shareholder may sell securities covered by this prospectus in private transactions or under Rule 144 of the Securities Act rather than pursuant to this prospectus.

        We and the selling shareholders may sell securities from time to time through agents. We will name any agent involved in the offer or sale of such securities and will list commissions payable to these agents in a prospectus supplement, if required. These agents will be acting on a best efforts basis to solicit purchases for the period of their appointment, unless we state otherwise in any required prospectus supplement.

        In connection with the sale of securities covered by this prospectus, broker-dealers may receive commissions or other compensation from us or the selling shareholders in the form of commissions, discounts or concessions. Broker-dealers may also receive compensation from purchasers of the securities for whom they act as agents or to whom they sell as principals or both. Compensation as to a particular broker-dealer may be in excess of customary commissions or in amounts to be negotiated. In connection with any underwritten offering, underwriters may receive compensation in the form of discounts, concessions or commissions from us, a selling shareholder or from purchasers of the securities for whom they act as agents. Underwriters may sell the securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Any underwriters, broker-dealers, agents or other persons acting on our behalf or on behalf of any selling shareholders that participate in a distribution of securities may be deemed to be "underwriters" within the meaning of the Securities Act, and any profit on the sale of the securities by them and any discounts, commissions or concessions received by any of those underwriters, broker-dealers, agents or other persons may be deemed to be underwriting discounts and commissions under the Securities Act.

        The aggregate amount of compensation in the form of underwriting discounts, concessions or fees and any profit on the resale of shares by the selling shareholders that may be deemed to be underwriting compensation pursuant to Financial Industry Regulatory, Inc. Rule 5110 will not exceed 8% of the gross proceeds of the offering to the selling shareholders.

        In connection with the distribution of the common stock covered by this prospectus or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of our securities in the course of hedging the positions they assume with a selling shareholder. A selling shareholder may also sell shares of common stock short and deliver the shares of common stock offered by this prospectus to close out short positions. A selling shareholder may also enter into options or other transactions with broker-dealers or other financial institutions that require the delivery to such broker-dealer or other financial institution of shares of common stock offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus, as supplemented or amended to reflect such transaction. A selling shareholder may also from time to time pledge our securities pursuant to the margin provisions of customer agreements with a broker or other agreements with lenders. Upon a default, the broker or lender may offer and sell such pledged shares from time to time pursuant to this prospectus, as supplemented or amended to reflect such transaction.

        Underwriters, agents, brokers or dealers may be entitled, pursuant to relevant agreements entered into with us, to indemnification by us or a selling shareholder against certain civil liabilities, including liabilities under the Securities Act that may arise from any untrue statement or alleged untrue statement of a material fact, or any omission or alleged omission to state a material fact in this prospectus, any supplement or amendment hereto, or in the registration statement of which this prospectus forms a part, or to contribution with respect to payments which the underwriters, agents, brokers or dealers may be required to make.

        The selling shareholders and any other person participating in such distribution will be subject to the applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the shares by the selling shareholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares to engage in market-making activities with respect to the shares. All of the foregoing may affect the marketability of the shares and the ability of any person or entity to engage in market-making activities with respect to the shares.

        There can be no assurance that any selling shareholder will sell any or all of the securities registered pursuant to the registration statement of which this prospectus is a part.

VALIDITY OF SECURITIES

        Fried, Frank, Harris, Shriver & Jacobson LLP, New York, New York, will pass upon the validity of any debt securities sold under this prospectus. Watson, Farley & Williams (New York) LLP, New York, New York, will pass upon the validity of any common stock or preferred stock sold under this prospectus. Fried, Frank, Harris, Shriver & Jacobson LLP will rely upon Watson, Farley & Williams (New York) LLP regarding matters of Liberian law. Certain legal matters will be passed upon for any agents or underwriters by counsel for such agents or underwriters identified in the applicable prospectus supplement.

EXPERTS

        The consolidated financial statements and management's assessment of the effectiveness of internal control over financial reporting (which is included in Management's Report on Internal Control Over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2011 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered certified public accounting firm, given on the authority of said firm as experts in auditing and accounting.